Annual Information Form of Platinum Group Metals Ltd.

For year ended: August 31, 2009

Annual Information Form – November 30, 2009

Platinum Group Metals Ltd.

2009 Annual Information Form

Platinum Group Metals Ltd.

2009 Annual Information Form

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (“AIF”) are the Consolidated Financial Statements of Platinum Group Metals Ltd. for the year ended August 31, 2009 as filed on November 30, 2009.

All financial information in this Annual Information Form is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this Annual Information Form is as of August 31, 2009 unless otherwise indicated.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. Platinum Group Metals Ltd. accounts are maintained in Canadian dollars. All references to “U.S. dollars” or to “US$” are to U.S. dollars. All references to “ZAR” or to “R” or to “Rand” are to South African Rand.

The following table sets forth the rate of exchange for the Canadian dollar expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Canadian Dollars to U.S. Dollars	Year Ended August 31
	2009	2008	2007
Rate at end of period	US$0.9118	US$0.9411	US$0.9466
Average rate for period	US$0.8484	US$0.9961	US$0.8921
High for period	US$0.9711	US$1.0905	US$0.9641
Low for period	US$0.7653	US$0.9365	US$0.8437

The noon rate of exchange on November 27, 2009 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.94.

The following table sets forth the rate of exchange for the South African Rand, expressed in Canadian dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of South African Rand into Canadian dollars.

South African Rand to Canadian Dollars	Year Ended August 31
	2009	2008	2007
Rate at end of period	$0.1409	$0.1380	$ 0.1474
Average rate for period	$0.1304	$0.1367	$ 0.1546
High for period	$0.1108	$0.1222	$ 0.1422
Low for period	$0.1502	$0.1514	$ 0.1692

The noon rate of exchange on November 27, 2009 as reported by the Bank of Canada for the conversion of South African Rand into Canadian dollars was one South African Rand equals Canadian $0.1433.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this Annual Information Form that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Forward Looking Statements

The information contained within this AIF is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of the fiscal year ended August 31, 2009, unless stated otherwise. Except for statements of historical fact, the information contained herein constitutes forward looking statements within the meaning of Canadian and U.S. securities laws.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Information concerning the interpretation of drill results and mineral resource or reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this AIF under the heading “Risk Factors.”

Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are the Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change. The reader is cautioned not to place undue reliance on forward looking statements.

Cautionary Note to United States Readers – Differences Regarding the Definitions of Resource and Reserve Estimates in the United States and Canada

Mineral Reserve

The definitions of “mineral reserves”, “proven mineral reserves” and “probable mineral reserves,” as used in this report, are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves Definitions and guidelines adopted by the CIM Council on August 20, 2000. CIM standards differ from the standards in the United States.

Under United States standards, a “mineral reserve” is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, where:

“reserve” means that part of a mineral deposit which can be economically and legally extracted or produced at the time of the reserve determination;

“economically” implies that profitable extraction or production has been established or analytically demonstrated to be viable and justifiable under reasonable investment and market assumptions; and

while “legally” does not imply that all permits needed for mining and processing have been obtained or that other legal issues have been completely resolved, for a reserve to exist, there should be a reasonable certainty based on applicable laws and regulations that issuance of permits or resolution of legal issues can be accomplished in a timely manner.

Mineral reserves are categorized as follows on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

Under United States standards, proven or measured reserves are defined as reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geographic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Under United States standards, probable reserves are defined as reserves for which quantity and grade and/or quality are computed from information similar to that of proven reserves (under United States standards), but the sites for inspection, sampling, and measurement are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Mineral Resource

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

5-6

Platinum Group Metals Ltd.

2009 Annual Information Form

Corporate Structure

Platinum Group Metals Ltd. head office is located at:

328 – 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 2B5

The Company’s registered office is located at:

Gowling Lafleur Henderson LLP

2300 - 550 Burrard Street

Vancouver, British Columbia

Canada, V6C 2B5

Platinum Group Metals Ltd. (“Platinum Group” or the “Company”) is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company was later transitioned on February 22, 2005 under the Business Corporations Act (British Columbia). On February 22, 2005, the Company’s shareholders passed a special resolution to amend the authorized share capital from 1,000,000,000 common shares without par value to an unlimited number of common shares without par value, to remove the Pre-existing Company Provisions and to adopt new articles.

Platinum Group Metals and its Principal Subsidiaries

Platinum Group Metals Ltd. Vancouver, Canada

Platinum Group Metals (RSA) (Pty) Ltd. Johannesburg, RSA Owned 100% PTM

Wesplats Holdings (Pty) Limited Johannesburg, RSA Owned 100% PTM RSA

The Company has two wholly-owned subsidiaries which are incorporated under the company laws of The Republic of South Africa.  The Company conducts all of its South African exploration and development work though its wholly-owned direct subsidiary, Platinum Group Metals (RSA) (Pty) Limited (“PTM-RSA”) .  PTM-RSA holds 100% of the shares of a property holding company named Wesplats Holding (Proprietary) Limited. (“Wesplats”).  The registered and records office of PTM-RSA and Wesplats are located at 4th Floor, Aloe Grove, 196 Louis Botha Avenue, Houghton Estate, Johannesburg, 2000, Gauteng Province, Republic of South Africa.  The principal business address of the Company is Suite 328, 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 2B5. The principal business address of PTM-RSA is Technology House, Greenacres Office Park, Victory Park, Johannesburg 2193, Gauteng Province, South Africa.

General Development of the Business

Since the Company was formed in 2002, it has been focused on the development of platinum operations. The Company is focused on bringing its Western Bushveld Joint Venture (“WBJV”) platinum project to production. Total global project expenditures for the Company’s account in fiscal 2009, including the Company’s share of WBJV development expenditures totaled $1,468,188 (2008 - $6,733,094, 2007 - $4,531,533), and of this $1,236,391 (2008 - $6,132,281, 2007 - $3,775,890) was for the WBJV and $231,797 (2008 - $388,973, 2007 - $755,643) was spent for other exploration net of recoveries from third parties. After meeting its earn in requirements in April 2006, PTM-RSA has only been responsible for its 37% pro-rata share of expenditures for the WBJV.

For details of the Company’s acquisition and exploration of its mineral properties please refer to Notes 5 and 6 of its consolidated financial statements for the year ended August 31, 2009.

Western Bushveld Joint Venture, Western Limb, South Africa

On October 26, 2004, the Company entered into the Western Bushveld Joint Venture Agreement and announced the formation of the WBJV with Anglo Platinum Limited (“Anglo Platinum”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 square kilometers on the Western Bushveld Complex of South Africa.  In April 2007, Anglo Platinum contributed a further 5 square kilometer area into the WBJV.  The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3.  The ownership interests of the WBJV were originally structured as 37% by Rustenburg Platinum Mines Ltd. (“RPM”), a subsidiary of Anglo Platinum, 26% by Africa Wide, who were later acquired in 2007 by Johannesburg Stock Exchange listed black economic empowerment company Wesizwe Platinum (Pty) Ltd. (“Wesizwe”) and 37% by PTM-RSA, the operator of the joint venture.

On January 10, 2007, the Company completed a positive pre-feasibility study for the Project 1 area of the WBJV.  During 2007 the WBJV then commissioned a Feasibility Study for the Project 1 area of the WBJV, which was completed and delivered to the partners of the WBJV on June 30, 2008.

The Feasibility Study and revised resource estimation for the Project 1 area of the WBJV was dated July 7, 2008, was titled “Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” and was filed by the Company on www.sedar.com on August 21, 2008. The Feasibility Study considers and outlines the details and mitigation of several considered projects risks, assessed in full detail, including metallurgical recoveries, smelting and refining costs, surface and mining rights, permits, and involvement of communities in compliance with the Minerals and Petroleum Resources Development Act (2002).

The Feasibility Study’s findings were positive for a platinum mine in the Project 1 area of the WBJV.  The Feasibility Study made a declaration of mineable reserves and outlined a scope for an underground mine producing 160,000 ounces per annum platinum or 250,000 ounces per annum platinum, palladium, rhodium and gold in concentrate.

An Updated Feasibility Study and revised resource estimation for the Project 1 area of the WBJV dated October 9, 2009 and titled “Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” was filed by the Company on www.sedar.com on November 25, 2009. The revised resource estimation indicates that measured and indicated resources have increased as a result of further drilling in the Project 1 & 1A areas. These upgraded ounces have not yet been included in the mineable Reserves of the Updated Feasibility mine plan. The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of up to 156,000 reef tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are further defined resources in the Project 1 area which represent additional production potential.  The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning.

The Project 1 mine design as described in the Updated Feasibility Study involves the construction of a platinum mine and concentrator to produce approximately 275,000 ounces of combined platinum, palladium, rhodium and gold (“4E”) in concentrate per year steady state for 9 years with a 22 year total underground mine life.  The capital cost for the mine and concentrator complex were estimated at R3.55 billion (approximately $505 million at the time of writing) for peak funding and R4.76 billion (approximately $677 million at the time of writing) for life of mine funding. The current peak funding capital cost estimate is approximately R500 million (approximately $71 million) lower than the July 2007 estimate, primarily due to the reduction in capital costs resulting in a design change from 100% diesel self electrical generation capacity to a 25% stand by capacity as well as from improved mine development planning.

The results of the Updated Feasibility Study show a 23.54% Internal Rate of Return “IRR” (pre-tax) Base Case, using 3 year trailing metal prices to September 2009, calculated on the monthly averages including US$1,343 per ounce for platinum.  The Updated Feasibility Study model does not include escalation due to inflation of costs or metal prices.

Under the terms of the original WBJV Agreement, once a bankable feasibility study was completed and a decision to mine was taken, the respective deemed capital contribution of each party would be credited based on their contribution of measured, indicated, and inferred platinum group metal (“PGM”) ounces from the contributed properties comprising the WBJV.  The ounces contributed would be determined based upon, and at the time of, the bankable feasibility study in accordance with the South African SAMREC code and agreed amongst the parties on a “Determination Date”. Under the terms of the original WBJV Agreement, inferred ounces are credited at US$0.50 per ounce, indicated ounces are credited at US$3.20 per ounce and measured ounces are to be credited at US$6.20 per ounce. The Company is also to receive credit for its R35 million initial expenditure. For the later contribution of the approximately 5 square kilometre farm named Portion 11 to the WBJV by RPM in April 2007 the credit rates for equalization on that property were set at US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce in order to adjust for market conditions at the time.

At the date of this report, and subject to exchange rate fluctuations, the Company’s equalization payment is estimated at $26.6 million, including interest.

On September 2, 2008, the Company announced that the parties to the WBJV had agreed to terms whereby the ownership of the WBJV would be consolidated and rationalized (the “Consolidation Transaction”) (see the Company’s September 2, 2008 announcement) and on December 9, 2008, the Company announced that it had executed definitive agreements in this regard.  Under the terms PTM-RSA has the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3. The transactions are to become effective upon fulfillment of all conditions precedent and regulatory approvals including the approval of the Department of Mineral Resources, Republic of South Africa, for Section 11 transfers of mineral rights pursuant to the Mineral and Petroleum Resources Development Act.  At the time of this report all conditions precedent have been satisfied with the exception of the receipt of several outstanding approvals for Section 11 transfers and the registration of titles.  These final conditions are expected to be complete in the near future.  Once all title transfers and registrations are complete the Company’s equalization payment will be due to Anglo Platinum, as described above.

Upon the effective date of the Consolidation Transaction, Anglo Platinum will vend its 37% interest in the WBJV to Wesizwe in exchange for common shares representing approximately a 26% interest in Wesizwe.  PTM-RSA will concurrently acquire a 54.75% interest in Projects 1 and 3 through a direct shareholding in a corporation that will hold all of the interests in Project 1 and 3 (“Holdco”), the other 45.25% being held by Wesizwe.  PTM-RSA will also acquire a right to subscribe for additional shares in Holdco to increase its stake in Project 1 and 3 to 74%.  In exchange PTM-RSA will deliver to Wesizwe PTM-RSA’s interest in Project 2 valued at R376.9 million (approx. CAD$53 million) and a cash payment of R408.6 million (approx. CAD$57 million).  The R408.6 million cash payment will be made by PTM-RSA to Holdco for the subscription of shares as described above. The subscription payment will be due 270 days after the effective date of the Consolidation Transaction.  The payment proceeds will be held in escrow by Holdco to be applied towards Wesizwe’s 26% share of funding for Projects 1 and 3. Should the Company not make all of the required cash subscription, its interest in the projects would remain at 54.75% accordingly, unless Wesizwe and the Company agree upon alternative arrangements.

Under the new agreement, Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

War Springs and Tweespalk, North Limb, South Africa

The Company has been active with an exploration program on its War Springs and Tweespalk projects in South Africa on the North Limb of the Bushveld Complex since 2005, consisting of diamond drilling, geophysical surveys and ground prospecting.  In 2005 and 2006 the Company declared an inferred resource for the War Springs project.  See NI 43-101 technical report titled “Inferred Resource Declaration (Amended), War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property” as filed on SEDAR in January 2006.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs Project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study.  Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s (PPN-TSX) Black Economic Empowerment partner in South Africa.

Subject to vendor payments due upon a decision to mine, the Company also holds a 70% interest in the Tweespalk property.  Africa Wide has a 30% participating interest in the Tweespalk property.

In March 2009, the Company announced an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”), an incorporated administrative institution of the Government of Japan, for an optional US$10 million over 5 years to earn 35% (one half of the Company’s interest) of Platinum Group’s War Springs Project interest. Drilling was undertaken on the project funded by JOGMEC for several months in 2009.  The first year firm commitment of US$500,000 to be incurred by March 31, 2009 was completed with approximately 4,102 metres drilled to that date.  Drilling was undertaken after March 31st and a further 840 metres were drilled to August 31, 2009.  Total expenditures incurred by JOGMEC to August 31, 2009 amounted to approximately $795,926.  At November 27, 2009 two drills were operating on the War Springs project area funded by JOGMEC.

The War Springs deposit comes to surface at a low grade but with a favourable thickness of 6.5 to 8.0 metres. Exploration at depth around the nearby open pit PPRust platinum mine has shown impressive grades and thicknesses, including, the Akanani deposit sold by Afriore to Lonmin in 2007. Deep drilling has never been executed at War Springs and it will be a part of the program funded by JOGMEC. The War Springs property covers 22 square kilometres and is located 24 kilometres south of the Anglo Platinum open pit PPRust Platinum mine along the same “Platreef” section of the Bushveld Complex.

New Business, Bushveld Complex, South Africa

In 2008 the Company conducted a new business generative program including research and implementation, including the application for several new license areas on or near to the Bushveld Complex. The Company received the grant of several new prospecting permits in 2008 and 2009 as a result of this work.  The Company entered into an exploration joint venture with Sable Platinum (Pty) Ltd. (“Sable”) in 2008 with respect to new prospecting permits located at the eastern end of the Western Bushveld Complex encompassing 110.62 square kilometers.  Sable has the right to earn a 51% interest in the joint venture by spending 51 million Rand in exploration costs over 5 years.  A private empowerment group holds 26% and the Company will operate the exploration program and retain a 23% interest when the earn-in is complete.

During September 2009 the Company was granted prospecting rights for a 118 square kilometre area named the Waterberg Project north of the known North Limb of the Bushveld Complex.  The Company holds an initial 74% interest in the project and a private South African Black Economic Empowerment firm holds a 26% interest.  Magnetic, gravity, and general trends all indicate that the North Limb extends under shallow cover in this area and initial geochemical sampling confirms this interpretation.  The Company subsequently entered into a farm-in agreement with JOGMEC for this project whereby JOGMEC can earn a 37% project interest (one half of the Company’s interest) by funding $3.2m in exploration expenditures over a 4 year period.  The Company will carry out exploration programs for the project and this work will commence in late 2009 and into 2010.

Platinum Group Metals Ltd.

2009 Annual Information Form

Lac Des Iles, Ontario, Canada

Since 2002 the Company has held and maintained a large strategic mineral rights position at Lac Des Iles north of Thunder Bay, Ontario.  Over the years exploration work has included prospecting, trenching, drilling and ground based geophysical surveys.  Several zones of prospective palladium, platinum and gold mineralization in association with copper/nickel sulphides have been located on the project area hosted within intrusive settings similar to those found at the nearby Lac Des Iles Mine operated by North American Palladium Inc.  During early 2008 the Company conducted work on this Canadian project including a 1,125 metre drill program, followed up by a further small drilling program in late 2008.  No further work was conducted on the project during 2009. The Company maintains this large mineral rights position as a strategic holding against increasing prices for palladium and platinum.  Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned and the Company plans to invest further in this area in the future.

Significant Acquisitions

Agreements with Anglo Platinum and Wesizwe to consolidate and rationalize the ownership of the WBJV were executed in December 2008.  Under the terms of the agreements the Company may increase its interests in the Project 1 and 3 areas of the WBJV to 74%.  See details above in this section “General Development of the Business”.

Description of the Company’s Business

The Company is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and in Ontario, Canada.

Platinum Group Metals Ltd. is headquartered in Vancouver, British Columbia. The Company and its consolidated subsidiaries employ approximately 40 people in Canada and South Africa, with the majority of employees living and working in South Africa.

General

Our business is conducted primarily in South Africa, and to a lesser extent, in Ontario, Canada. As at the date hereof, our WBJV Project in South Africa constitutes our only material property which has an outlined mineral reserve estimate.  Planned exploration activities for fiscal 2010 on projects outside of the WBJV include further additional soil sampling, geophysical surveys, mapping and drilling on the War Springs and Waterberg Projects on the North Limb of the Bushveld Complex in South Africa.

The WBJV is a platinum exploration and development project on combined mineral rights covering approximately 72 square kilometres on the Western Bushveld Complex of South Africa.  The majority of the Company’s exploration and development activities to date have been focused on the WBJV and the completion and updating of a definitive feasibility study for the Project 1 area of that property.  In 2008 the Company determined that Project 1 of the WBJV contains ore reserves that are economically recoverable.  As well, since 2008, the Company has been preparing for the possible execution of a mine build program for Project 1, subject to project financing.  See more detail above in “General Development of the Business” and below in “Western Bushveld Joint Venture”.

The Company also holds interests in various other early stage exploration projects located in Canada and in South Africa. The Company continues to evaluate exploration opportunities both on currently owned properties and on new prospects. Details of these other projects may be found in Note 6 of the Company’s August 31, 2009 audited financial statements and above in “General Development of the Business”.

Under Canadian GAAP the Company currently defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

To conduct its exploration and planning, the Company is dependent on sub-contractors for certain engineering, geological services, drilling equipment and supplies. These are generally available but vary in price and immediacy of availability subject to demand.

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company.

The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity or quality to return a profit from production.

The Company will need additional financing

Although the Company’s cash position is sufficient to fund general operating costs through to mid fiscal 2010, the Company will require additional capital in the future to meet its project development related expenditures.  It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future.  Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet all of the payment requirements of the transaction announced December 9, 2008.  The Company has completed a Feasibility Study and Updated Feasibility Study for the Project 1 area of the WBJV. If and when a production decision is taken, the Company may pursue both equity and debt financings for its share of the capital requirements for that project.  There can be no assurance that the Company will be successful in obtaining any required financing now or in the future.  Failure to obtain additional financing on a timely basis could result in delay or indefinite postponement of further exploration and development of the Company’s mineral properties, with the possible reduction of interest or loss of such properties, or the inability to acquire any additional properties.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuations over the last two year period. No assurance may be given that metal prices will remain stable. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.  Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

The Company’s business is subject to exploration and development risks

With the exception of Project 1 of the WBJV, all of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties. At this stage, favorable drilling results, estimates and studies are subject to a number of risks, including:

•

the limited amount of drilling and testing completed to date;

•

the preliminary nature of any operating and capital cost estimates;

•

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

•

the likelihood of cost estimates increasing in the future; and

•

the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s  properties will be developed. Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  The resource and reserve estimates contained in this Annual Information Form have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.

Economic and political instability may affect the Company’s business

From mid calendar 2008 until early 2009 there had been a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Those macro-economic events negatively affected the mining and minerals sectors in general. The Company’s market capitalization was significantly reduced during that period.  Although market conditions are improving, the Company’s liquidity and its long term ability to raise the capital required to execute its business plans remain uncertain. As a result the Company will consider its plans and options carefully going forward into 2010. The Company intends to preserve its cash balances to the greatest extent possible while still striving to execute its business plans.

The Company has assessed the carrying values of its mineral properties.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company’s mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of mineral properties may be required.

South Africa has undergone significant changes in its government and laws since the free elections in 1994. At present, mining legislation in South Africa is continuing to undergo change. The new Mineral and Petroleum Resources Development Act became law on May 1, 2004. The regulation and operation of this new law is still being implemented. In association with the new Act, the Mining Charter sets out a target of 26% ownership and participation in the mineral industry by “Historically Disadvantaged Persons” within ten years, but the mechanisms to fully affect this objective are still evolving. Accordingly, the South African legal regime may be considered relatively new, resulting in risks related to the possible misinterpretation of new laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of new sovereignty over mining, any or all of which could have an adverse effect on the Company. There is no certainty that the Company will be able to convert its existing exploration rights into mining rights. The Company’s operations in general may also be affected in varying degrees by political and economic instability, terrorism, crime, fluctuations in currency exchange rates and inflation.

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company.

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African federal, state, provincial, territorial and local governmental authorities.  In particular, the Company must obtain a mining license for the WBJV Project 1 and an Environmental Impact Assessment must be completed.  Although it is probable that the Company will be granted a mining license, there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

Platinum Group Metals Ltd.

2009 Annual Information Form

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations. The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars. Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand.  Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.  In the past year to November 23, 2009 the South African Rand has appreciated to the Canadian dollar by approximately 15% and the Canadian dollar has appreciated to the American dollar by approximately 11%.

Not all of the Surface Rights for the WBJV Project 1 have been purchased.

Not all of the surface rights over the proposed infrastructure design in the Updated Feasibility Study have been purchased. An allowance for the cost of this has been made and the Mineral Petroleum Development Act (South Africa) does provide a legal framework to allow that access to the minerals can be achieved at a reasonable cost; however there is no certainty that this process will be successful or timely. Platinum Group has purchased approximately 575 hectares of land over part of the deposit or adjacent to an area of the mine that may be useable for mine access and infrastructure.  Platinum Group also holds a further 365 hectares adjacent to the south west of the deposit area. The purchased areas have not been tested for suitability and amendments to the mine plan, capital and operating cost estimates that would be required to relocate the mine infrastructure have not yet been completed.  The failure to purchase the necessary surface rights will likely increase the costs of developing Project 1 and it may prevent or delay the development of Project 1.

The Company’s properties are subject to title risks

The Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such properties. In addition, the Company’s properties may be subject to aboriginal or other historical rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Platinum Group Metals Ltd.

2009 Annual Information Form

South African foreign exchange controls may limit repatriation of profits.

Loan capital or equity capital may be introduced into South Africa through a formal system of Exchange Control. Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident. Approved loan capital is generally remittable to a non-resident company from business profits. Dividends declared by a non-listed South African company are remittable to non-resident shareholders. However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce.

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against our company and our directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of our directors and officers, their assets are located outside the United States. There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against our company or our directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against our company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws. In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories. The Province of British Columbia, in which our company and all of our directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

The Company is a Passive Foreign Investment Company for United State Federal Income Tax Purposes which may have consequences for U.S. investors.

If the Company constitutes a “passive foreign investment company” for any taxable year during a U.S. shareholder’s holding period, it would likely result in materially adverse US federal income tax consequences for such US shareholder.

The Company will be designated as a “passive foreign investment company” under the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended (a "PFIC") if (a) 75% or more of its gross income is “passive income” (generally, dividends, interest, rents, royalties, and gains from the disposition of assets producing passive income) in any taxable year, or (b) if at least 50% of the average value of our assets produce, or are held for the production of, passive income.  U.S. shareholders should be aware that the Company likely constituted a PFIC during the taxable year ended August 31, 2009.  If the Company is designated as a PFIC for any taxable year during which a U.S. shareholder holds the Company’s common shares, it would likely result in materially adverse U.S. federal income tax consequences for such U.S. shareholder, including, but not limited to, any gain from the sale of the Company’s common shares would be taxed as ordinary income, as opposed to capital gain, and such gain and certain distributions on the Company’s common shares would be subject to an interest charge, except in certain circumstances.  In addition, U.S. shareholders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a PFIC, or that the Company will supply U.S. shareholders with the information that such U.S. shareholders require to make certain elections available under the Code that are intended to mitigate the adverse tax consequences of the PFIC rules.  The PFIC rules are extremely complex.  A. U.S. shareholder of the Company’s common shares is encouraged to consult a tax advisor regarding the PFIC Rules and the US federal income tax consequences of the acquisition, ownership, and disposition of the Company’s common shares.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•

environmental protection;

•

management and use of toxic substances and explosives;

•

management of natural resources;

•

exploration, development of mines, production and post-closure reclamation;

•

exports;

•

price controls;

•

taxation;

•

regulations concerning business dealings with native groups;

•

labor standards and occupational health and safety, including mine safety; and

•

historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulation that may increase the Company’s costs of doing business and restrict its operations.

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations. Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators. Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment. Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company’s financial performance.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

The Company has limited experience with development-stage mining operations.

Although there are personnel within the Company who have experience with development-stage mining operations, the Company’s ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available the necessary expertise when and if the Company places its mineral properties into production.

The Company has a history of losses and it anticipates continuing to incur losses for the foreseeable future.

The Company has a history of losses including net losses of $7,013,452 in the year ended August 31, 2009; $5,086,589 in the year ended August 31, 2008; and $6,758,123 in the year ended August 31, 2007. At August 31, 2009 the Company had an accumulated deficit of $34,268,968 while at August 31, 2008, the accumulated deficit was $27,255,516 and at August 31, 2007 the accumulated deficit was $22,168,927.  The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow, which may affect its ability to continue as a going concern.  It is an exploration and development company with a history of losses and no history of revenues from its operations.  None of the Company’s properties are currently in production, and although an Updated Feasibility Study indicates a positive economic model for Project 1 of the WBJV, there is no certainty that the Company will succeed in placing that project into production in the near future, if at all. During the year ended August 31, 2009 the Company had a loss of $7,013,452.  During the year ended August 31, 2008, the Company had a loss of $5,086,589 and for 2007 a loss of $6,758,123.  The Company used $5,468,806 in cash for operating activities in 2009 and used $4,547,428 for that purpose in 2008 and $3,682,561 in 2007.  The Company used $3,078,846 for investing activities in 2009, $8,574,127 in 2008 and $5,771,234 in 2007. Historically, the only source of funds available to the Company has been through the sale of its equity securities and minor cost recoveries.

The Company’s continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay our liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance our operations; however, there is no assurance that sufficient funds will be raised.

The Company is required to contribute its share of exploration and other costs to maintain its interests in certain properties.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and it may as a result be subject to loss or dilution of its rights to acquire interests in the properties subject to such agreements.

On December 9, 2008 the Company announced in a news release an agreement with Anglo Platinum and Wesizwe to consolidate and rationalize the WBJV.  Under the terms of the transaction the Company will be responsible for material cash payments.  See “General Development of the Business” above for details.  For more details of the Company’s financial commitments see the Company’s August 31, 2009 audited year end financial statements and Management Discussion and Analysis, both available on SEDAR at www.sedar.com.

Most of the Company’s properties contain no known reserves.

Project 1 of the WBJV contains mineral reserves.  The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves on a mineral property will require it to write-off the costs capitalized for that property in its Canadian GAAP financial statements.  At August 31, 2009 deferred acquisition, exploration and development costs related to all of the Company’s mineral property interests totaled $6,057,034 (2008 - $5,806,510 and 2007 - $5,375,656).

The Company depends on its key management employees.

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures:  R. Michael Jones, the Company’s President, CEO and director; Frank R. Hallam, the Company’s Chief Financial Officer and director; and Peter Busse, the Company’s Chief Operating Officer. The loss of any of the Company’s key management figures could have a material adverse effect on it.  The Company has entered into contracts with the named directors, officers and employees.  It does not maintain key man insurance on any of its management.

The Company’s directors may be associated with other mineral resource companies.

Certain of the Company’s officers and directors may become associated with other natural resource companies that acquire interests in mineral properties. R. Michael Jones, the Company’s President, Chief Executive Officer and director is also a director of Jerico Explorations Inc., a public company with a mineral exploration property in Arizona, a director of MAG Silver Corp., a public company with silver properties in Mexico, and a director of Nextraction Energy Corporation, a public company with oil properties in Kentucky and Wyoming. Frank Hallam, the Company’s Chief Financial Officer and director, is also a senior officer of MAG Silver Corp., a director of Jerico Explorations Inc., a director Lake Shore Gold Corp, and a director of Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver Corp., and a director of Nextraction. Any conflicts, which may arise, will be dealt with as disclosed below. Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA, and Canada.

Such associations may give rise to conflicts of interest from time to time.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and our financial position at that time.

The Company has outstanding stock options which, if exercised, could cause dilution to existing shareholders.

At November 27, 2009, the Company had 6,116,625 stock options issued and outstanding with a weighted average exercise price of $2.05 per share. Stock options are likely to be exercised when the market price of the Company’s common shares exceeds the exercise price of such stock options.  The exercise of such stock options and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company’s ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options.  Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

The Company’s share price has been volatile in recent years.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company’s common shares on the TSX fluctuated from a high of $2.86 to a low of $0.90 and on the NYSE AMEX from a high of US$2.43 to a low of US$0.79 within the twelve month period preceding the date of this Annual Information Form. There can be no assurance that continual fluctuations in price will not occur.

We do not expect to pay dividends.

We have not paid any dividends since incorporation and we have no plans to pay dividends for some time. Our directors will determine if and when dividends should be declared and paid in the future based on our financial position at the relevant time. All of the shares of Common Stock are entitled to an equal share of any dividends declared and paid.

Companies with Asset-back Securities Outstanding

The Company holds no asset-backed securities or commercial paper.

Western Bushveld Joint Venture

Readers are encouraged to read the following technical reports, from which the disclosure in this section has been derived:

1.

Filed on SEDAR November 25, 2009: Updated Technical Report (Updated Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd); and

2.

Filed on SEDAR July 15, 2009: Revised Technical Report (Feasibility Study) Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd); and

3.

Filed on SEDAR June 11, 2008: Competent Persons Report on Project 3 of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa

Introduction

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum (37%) and Africa Wide (later acquired by Wesizwe) (26%) to pursue platinum exploration and development on combined mineral rights covering 67 square kilometres on the Western Bushveld Complex of South Africa.

The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ, Mimosa 81 JQ and Elandsfontein 102 JQ. The Company was also required to complete Rand 35 million (at August 31, 2005 approx. C$6.44 million) in expenditures as part of its earn-in, which expenditure the Company completed in April 2006. Certain portions of Elandsfontein 102 JQ, Onderstepoort 98 JQ, Frischgewaagd 96 JQ, Mimosa 81 JQ and Koedoesfontein 94 JQ were contributed by Rustenburg Platinum Mines Ltd.

On April 9, 2007 the Company announced the formal contribution to the WBJV of a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ (“Portion 11”) by RPM, a subsidiary of Anglo Platinum. With this addition, the WBJV now encompasses approximately 72 square kilometres of territory.

On September 2, 2008 the Company announced in a news release its agreement to a term sheet with Anglo Platinum and Wesizwe to consolidate and rationalize the WBJV. Under the terms of the Proposed Transaction, the Company will control 74% of the WBJV Projects 1 and 3 and Wesizwe will control 100% of Project 2 and 26% of Projects 1 and 3.  See “General Development of the Business” above for details.  The proposed transaction is subject to the completion of definitive agreements and regulatory and other approvals.  On September 7, 2007 the Company also published a revised statement of reserves and resources based on the terms of the proposed transaction.

On December 9, 2008 the Company announced that it had executed definitive agreements to consolidate and rationalize the ownership interests of the WBJV. Under the new terms the Company has the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3.  Anglo platinum will revert to an approximate 26% share position in Wesizwe.  At the time of writing the effective date of this new agreement is pending.  See “General Development of the Business” above for details.

For more details of the WBJV Agreement and the properties contributed by the Company, see Note 5. of the Company’s August 31, 2009 audited year end financial statements available on SEDAR at www.sedar.com

Platinum Group Metals Ltd.

2009 Annual Information Form

Project Description and Location

Subject to the December 9, 2008 agreement described above becoming effective, the WBJV is currently owned 37% by PTM-RSA, a wholly-owned subsidiary of the Company; 37% by RPM, a subsidiary of Anglo Platinum; and 26% by Wesizwe. The joint venture is a notarial contract and managed by a committee representing all partners. The WBJV is divided into three distinct project areas, namely Projects 1, 2 and 3. PTM-RSA is the operator of the joint venture.

The WBJV property is located on the south-western limb of the Bushveld Igneous Complex (“BIC”), 110km west-northwest of Pretoria and 120km from Johannesburg. The BIC is unique and well known for its layering and continuity of economic horizons mined for platinum, palladium and other platinum-group elements (“PGEs”), chrome and vanadium.

The total joint venture area includes portions of the Company’s properties, namely Elandsfontein 102JQ, Mimosa 81JQ and Onderstepoort 98JQ, and also certain portions of Elandsfontein 102JQ, Onderstepoort 98JQ, Frischgewaagd 96JQ, Mimosa 81JQ and Koedoesfontein 94JQ contributed by RPM.  These properties are centred on Longitude 27o 00’ 00’’ (E) and Latitude 25o 20’ 00’’ (S) and the mineral rights cover approximately 67km2 or 6,700ha.

Project Area 1 and 1A covers an area of 10.87km2 or 1,087ha in extent. Specifically, Project Area 1 and 1A consist of a section of Portion (“Ptn”) 18, the Remaining Extent (“Re”), Ptn 13, Ptn 8, Re of Ptn 2, Ptn 7, Ptn 15 and Ptn 16 of the farm Frischgewaagd 96JQ, sections of Ptn 2, Ptn 9 and Ptn 12 of the farm Elandsfontein 102JQ and a small section of the Re of the farm Mimosa 81JQ.  Project Area 3 covers an area of 224.28ha in extent and is located on a section of the farm Koedoesfontein 94JQ.

Platinum Group Metals
Location of the Project Areas

Pilanesburg Alkali Complex
Sun City
Ledig
Project 3
Project 2
Project 1a
Project 1
Styldrift
BRPM
MIMOSA 81 JQ
ONDERSTEPOORT 98 JQ
PTM Exploration Office
Scale
N
LEGEND
WBJV Boundary
PTM Exploration Office
Merensky Reef Outcrop
Borehole

Minxcon

The resources of the WBJV Project Area 1 and 1A are located approximately 11km along strike from the active Merensky Reef (sometimes referred to as “MR”) mining face at the operating Bafokeng Rasimone Platinum Mine (“BRPM”). BRPM completed opencast mining on the Upper Group 2 (“UG2”) Reef within 100m of the WBJV property boundary.

The potential economic horizons in the WBJV Project Area 1 and 1A are the Merensky Reef and UG2 Chromitite seam situated in the Critical Zone (“CZ”) of the Rustenburg Layered Suite (“RLS”) of the BIC; these horizons are known for their continuity. The Merensky Reef and UG2 Chromitite seam are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees and local variations in the reef attitude have been modelled. The Merensky Reef and UG2 Chromitite seam, in the Project Area, dip between 4 and 42 degrees, with an average dip of 14 degrees.

Drilling, in the form of diamond drilling, has been carried out over the Project Area and to-date 231 boreholes have been drilled for the purposes of understanding the geology, structure and metallurgy of the orebody in the Project Area.  PTM-RSA has established a site office to the south of the Project Area, and all core is stored in the core yard on site. All logging and sampling of the core is undertaken at the site office core yard and the samples have been sent to Genanalysis (Perth), ALS Chemex (South Africa) and currently samples are sent to Set Point Laboratories (South Africa). A total of 32,020 samples have been assayed and utilised in the estimation of the Mineral Resources over the Project Area.

Licences

The WBJV has been subdivided into several smaller portions as each area has its own stand-alone licence and Environmental Management Programme (“EMP”). Within the WBJV property, there are nine separate licences and they are specifically listed below for cross-referencing to the licence specifications. The licences over the WBJV area are as follows:

1.

Elandsfontein (PTM-RSA)

2.

Elandsfontein (RPM)

3.

Onderstepoort (PTM-RSA) 4, 5 and 6

4.

Onderstepoort (PTM-RSA) 3 and 8

5.

Onderstepoort (PTM-RSA) 14 and 15

6.

Onderstepoort (RPM)

7.

Frischgewaagd (PTM-RSA)

8.

Frischgewaagd (RPM)

9.

Koedoesfontein (RPM)

The Prospecting Rights (“PR”) are all current new order permits and are held in the North West Province Region of the Department of Mineral Resources (“DMR”) and are held for platinum group metals (“PGMs”), nickel, chrome and gold.  Licence specifications for these prospecting permits may be found in the technical reports filed on SEDAR as detailed above under the heading “Western Bushveld Joint Venture”.

Rights to surface and minerals

The Company acquired an option to purchase 100% of the surface and mineral rights to the farm Elandsfontein 102 JQ in December 2002.  The rights to Elandsfontein portions Re 1, 12 and Re 14 measure an aggregate 364.6357 Ha.  By December 2005 the Company had purchased these surface and mineral rights in exchange for total payments of approximately $1.7 million.  These properties were contributed to the WBJV under the terms of the original WBJV agreement and the Company’s cost for these properties is included in its deferred costs for the WBJV.

PTM-RSA acquired its original interests in respect of the mineral rights on portions of the farm Onderstepoort 4, 5 and 6; Onderstepoort 3 and 8; and Onderstepoort 14 and 15 by way of option agreements.  All of the Onderstepoort option agreements were later bought out by way of settlement agreements in 2007 and 2008.  New order prospecting rights cover this area.

PTM-RSA contributed its interests in these properties to the WBJV.

The remainder of the WBJV mineral properties are covered by Anglo Platinum prospecting rights contributed to the Joint Venture.

During the year ended August 31, 2008 the Company purchased surface rights adjacent to the WBJV Project 1 deposit area measuring 216.27 hectares for an amount of Rand 8.0 million (approx. C$1.09 million).  During the 2008 year the Company also purchased surface rights directly over a portion of the WBJV Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million (approx. C$2.07 million).  The surface rights to these two properties are to the benefit of the Company only and are distinct from the surface rights to the 365.64 hectare Elandsfontein Farm held for the benefit of the WBJV as described above.

Mineralized zones

The BIC in general is well known for containing a large share of the world's platinum and palladium resources. There are two very prominent economic deposits within the BIC. Firstly, the Merensky Reef and the UG2 chromitite, which together can be traced on surface for 300km in two separate areas. Secondly, the Northern Limb (“Platreef”), which extends for over 120km in the area north of Mokopane.

In the past the Bushveld’s platinum- and palladium-bearing reefs have been estimated at about 770 and 480 million ounces respectively (down to a depth of 2,000 metres). These estimates do not distinguish between the categories of Proven and Probable Reserves and Inferred Resource. Recent calculations suggest about 204 and 116 million ounces of Proven and Probable Reserves of platinum and palladium respectively, and 939 and 711 million ounces of Inferred Resources. Mining is already taking place at 2km depth in the BIC. Inferred and ultimately mineable ore resources can almost certainly be regarded as far greater than the calculations suggest. These figures represent about 75% and 50% of the world's platinum and palladium resources respectively. Reserve figures for the Proven and Probable categories alone in the BIC appear to be sufficient for mining during the next 40 years at the current rate of production. However, estimated world resources are such as to permit extraction at a rate increasing by 6% per annum over the next 50 years. Expected extraction efficiency is less for palladium. Thereafter, down-dip extensions of existing BIC mines, as well as lower-grade areas of the Platreef and the Middle Group chromitite layers (sometimes referred to as “CL”), may become payable. Demand, and hence price, will be the determining factor in such mining activities rather than availability of ore.

Exploration drilling to date on the WBJV area has shown that both economic reefs (Merensky and UG2) are present and economically exploitable on the WBJV properties. The separation between these reefs tends to increase from the subcrop environment (less than five metres apart) to depths exceeding 650 metres (up to 50 metres apart) towards the northeast. The subcrops of both reefs generally strike southeast to northwest and dipon average 14 degrees to the northeast. The reefs locally exhibit dips from 4 to 42 degrees (average 14 degrees) as observed from borehole information.

The most pronounced PGM mineralisation along the western limb of the BIC occurs within the Merensky Reef and is generally associated with a 0.1–1.2m-thick pegmatoidal feldspathic pyroxenite unit. The second important mineralized unit is the UG2 CL, which is on average 0.6–2.0m thick.

Environmental liabilities and Prospecting permits

There are no known environmental issues relating to the Company’s or WBJV’s properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act (1991) as amended. Each prospecting area or mining site is subject to conditions such as that:

•

environmental management shall conform to the EMP as approved by the DMR;

•

•

prospecting activities shall conform to all relevant legislations, especially the National Water Act (1998) and such other conditions as may be imposed by the director of Minerals Development;

•

•

surfaces disturbed by prospecting activities will be rehabilitated according to the standard laid down in the approved EMPs;

•

•

financial provision will be made in the form of a rehabilitation trust and/or financial guarantee;

•

•

a performance assessment, monitoring and evaluation report will be submitted annually.

Prospecting permits are issued subject to the approval of the EMP, which in turn is subject to provision of a financial guarantee.

On Elandsfontein (PTM-RSA) the operator conducted exploration under an EMP approved for a prospecting permit granted to Royal Mineral Services on 14 November 2002 (now expired). A new prospecting permit and an EMP has been approved by the DMR.  The EMP financial guarantee with respect to this application is held by Standard Bank of South Africa (guarantee no. M410986) in the amount of R10,000. In terms of the notarial prospecting agreement (Clause 10) the Minister or authorised person has the right to inspect the performance of the company with regard to environmental matters.

With regard to the Onderstepoort (PTM-RSA) area that was contributed to the WBJV by PTM-RSA, all EMPs were lodged with the DMR and approved.  Financial provision of R10,000 for each of the optioned areas have been lodged with Standard Bank.  In terms of the notarial prospecting agreement (Clause 10) the Minister or authorized person has the right to inspect the performance of the company with respect to environmental matters.

In the areas of the WBJV that were originally owned by RPM, PTM-RSA will take responsibility for the EMPs that originated from RPM in respect of Elandsfontein, Onderstepoort, Frischgewaagd and Koedoesfontein. PTM-RSA as operator of the joint venture will be the custodian and will be responsible for all aspects of the Environmental Management Programmes and for all specifics as set out in all the various allocated and approved EMPs for properties that form part of the WBJV.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

South Africa has a large and well-developed mining industry in the area where the WBJV Project is located.  This, among other factors, means that the infrastructure in the area is well established, with well-maintained roads and highways as well as electricity distribution networks and telephone systems.

The project area is located on the southwestern limb of the BIC, some 35km northwest of the North West Province town of Rustenburg. The town of Boshoek is situated 10km to the south along the tar road that links Rustenburg with Sun City and crosses the project area. The WBJV adjoins the Anglo Platinum-managed BRPM to the southeast. A railway line linking BRPM to the national network passes the project area immediately to the east with a railway siding at Boshoek. The WBJV properties are readily accessible from Johannesburg by traveling 120km northwest on Regional Road 24 to the town of Rustenburg and then a further 35km.  Both BRPM to the south of the project area and Styldrift, a joint venture between the Royal Bafokeng Nation and Anglo Platinum, which lies directly to the east of the property, have modern access roads and services. Numerous gravel roads crossing the WBJV properties provide easy access to all portions.

The major population centre is the town of Rustenburg, about 35km to the southeast of the project.  Pretoria lies approximately 100km to the east and Johannesburg about 120km to the southeast. A popular and unusually large hotel and entertainment centre, Sun City, lies about 10km to the north of the project area. The Sundown Ranch Hotel lies in close proximity to the project area and offers rooms and chalets as accommodation. The WBJV properties fall under the jurisdiction of the Moses Kotane Municipality. A paved provincial road crosses the property. Access across most of the property can be achieved by truck without the need for significant road building.

With low rainfall (the area is considered semi arid with an annual rainfall of 520mm) and high summer temperatures, the area is typical of the Highveld Climatic Zone. The climate of the area does not hinder the operating season and exploration can continue all year long.

All project areas are close to major towns and informal settlements as a potential source of labour with paved roads being the norm. Power lines (400kv) cross both project areas and water is, as a rule, drawn from boreholes. As several platinum mines are located adjacent to and within 50km of the property, there is excellent access to materials and skilled labour. One of the smelter complexes of Anglo Platinum is located within 60km of the property.

Surface rights to 365 ha on the Farm Elandsfontein have been purchased by the Company on behalf of the WBJV and this property may be of some use for potential operations. A further 575 ha of surface rights have been purchased to August 31, 2009 by the Company alone.  These surface rights are intended for purposes of tailings placements and surface infrastructure.  Additional surface rights within the footprint of the mineral rights area are also required for location of shaft infrastructure, mill facilities and concentrator facilities and waste sites.

Topograhically, the WBJV area is located on a central plateau characterized by extensive savannah with vegetation consisting of grasses and shrubs with a few trees. The total elevation relief is greater as prominent hills occur in the northern most portions, but variations in topographical relief are minor and limited to low, gently sloped hills.  On Project Area 1, elevations range from 1,080 metres above mean sea level (“AMSL”) towards the Elands River in the north to 1,156m AMSL towards the farm Onderstepoort in the southwest, with an average of 1,100 AMSL. The section of the Koedoesfontein property covered by the Project 3 Area gently dips in a north-easterly direction toward a tributary of the Elands River.  On Project 3 Area, elevations range from 1,060m AMSL towards the Sandspruit River in the north to 1100m AMSL towards the south eastern corner of the property.

History

Elandsfontein (PTM-RSA), Onderstepoort (Portions 4, 5 and 6), Onderstepoort (Portions 3 and 8) and Onderstepoort (Portions 14 and 15) were all privately owned. Previous work done on these properties has not been fully researched and is largely unpublished. Such academic work as has been done by the Council for Geoscience (government agency) is generally not of an economic nature.

Elandsfontein (RPM), Frischgewaagd, Onderstepoort (RPM) and Koedoesfontein have generally been in the hands of major mining groups resident in the Republic of South Africa. Portions of Frischgewaagd previously held by Impala Platinum Mines Limited were acquired by Johannesburg Consolidated Investment Company Limited, which in turn has since been acquired by Anglo Platinum through RPM.

Previous geological exploration and resource estimation assessments were done by Anglo Platinum as the original owner of some of the mineral rights. Anglo Platinum managed the exploration drilling programme for the Elandsfontein and Frischgewaagd borehole series in the area of interest on Project Area 1, and for the Koedoesfontein borehole series in the area of interest on Project Area 3. Geological and sampling logs and an assay database are available.

Prior to the establishment of the WBJV and commencement of drilling for the Pre-feasibility study, PTM-RSA had drilled 36 boreholes on the Elandsfontein property, of which the geological and sampling logs and assay databases are available.

Existing gravity and ground magnetic survey data were helpful in the interpretation of the regional and local geological setting of the reefs. A distinct increase in gravity values occurs from the southwest to the northwest, most probably reflecting the thickening of the Bushveld sequence in that direction. Low gravity trends in a southeastern to northwestern direction. The magnetic survey reflects the magnetite-rich Main Zone and some fault displacements and late-stage intrusives in the area.

Previous drilling on the Project 3 area conducted by Anglo Platinum consisted of three boreholes (KD1, KD2 and KD3). Boreholes KD1 and KD3 were drilled beyond the Merensky Reef and UG2 CL subcrop, and terminated in sediments of the Transvaal Supergroup. Drilling of borehole KD2 was stopped short of the Merensky Reef subcrop.

There has been no previous production from any of the WBJV properties.

Geological Setting

Regional Geology of the BIC

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic-ultramafic layered complexes. These include the Great Dyke of Zimbabwe, the Molopo Farms Complex in Botswana and the well-known BIC.

The BIC was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup along an unconformity between the Magaliesberg quartzites (Pretoria Group) and the overlying Rooiberg felsites (a dominantly felsic volcanic precursor). The BIC is by far the most economically important of these deposits as well as the largest in terms of preserved lateral extent, covering an area of over 66,000km2. It has a maximum thickness of 8km, and is matched in size only by the Windimurra intrusion in Western Australia and the Stillwater intrusion in the USA (Cawthorn, 1996). The mafic component of the Complex hosts layers rich in PGEs, nickel, copper, chromium and vanadium. The BIC is reported to contain about 75% and 50% of the world’s platinum and palladium resources respectively (Vermaak, 1995). The mafic component of the BIC is subdivided into several generally arcuate segments/limbs, each associated with a pronounced gravity anomaly. These include the western, eastern, northern/Potgietersrus, far western/Nietverdient and southeastern/Bethal limbs.

Local Geology

The WBJV is underlain by the lower portion of the RLS, the Critical Zone and the lower portion of the Main Zone. The ultramafic Lower Critical Zone and the Mafic Upper Critical Zone and the Main Zone weather to dark, black clays with very little topography. The underlying Transvaal Supergroup comprises shale and quartzite of the Magaliesberg Formation, which creates a more undulating topography. Gravity, magnetic, LANDSAT, aerial photography and geochemistry have been used to map out lithological units.

In parts of the WBJV the MR outcrops, as does the UG2 Reef, beneath a relatively thick (2-5m) overburden of red Hutton to darker Swartland soil forms. The sequence strikes northwest to southeast and dips between 4° and 42° with an average of 14° in the Project 1 and 1A areas, and with an average dip of ~10° in the Project 3 area. The top 32m of rock formation below the soil column is characterized by a highly weathered rock profile (regolith) consisting mostly of gabbro within the Main Zone. Thicknesses of this profile increase near intrusive dykes traversing the area.

Stratigraphy

The RLS intruded into the rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites, which is a dominantly felsic volcanic formation.  The mafic rocks of the RLS are subdivided into the following five zones:

•

Marginal Zone comprising finer-grained gabbroic rocks with abundant country-rock fragments.

•

Lower Zone – the overlying Lower Zone is dominated by darker, more iron and magnesium bearing rocks (orthopyroxenite with associated olivine-rich cumulates (harzburgite, dunite)).

•

Critical Zone – its commencement is marked by first appearance of well-defined cumulus chromitite layers. Seven Lower Group chromitite layers have been identified within the lower Critical Zone. Two further chromitite layers – Middle Group (“MG”) – mark the top of the lower Critical Zone. From this stratigraphic position upwards, plagioclase becomes the dominant cumulus phase and lighter coloured (noritic) rocks predominate. The MG3 and MG4 chromitite layers occur at the base of the upper Critical Zone, which is characterised from here upwards by a number of cyclical units. The cycles commence in general with narrow, darker (pyroxenitic) horizons (with or without olivine and chromitite layers); these invariably pass up into norites, which in turn pass into near white layers (leuconorites and anorthosites). The UG1 – first of the two Upper Group chromitite layers – is a cyclical unit consisting of chromitite layers with overlying footwall units that are supported by an underlying anorthosite. The overlying UG2 chromitite layer is of considerable importance because of its economic concentrations of PGEs. The two uppermost cycles of the Critical Zone include the Merensky and Bastard cycles. The Merensky Reef is found at the base of the Merensky cycle, which consists of a pyroxenite and pegmatoidal feldspathic pyroxenite assemblage with associated thin chromitite layers that rarely exceed one metre in thickness. The top contact of the Critical Zone is defined by a giant mottled anorthosite that forms the top of the Bastard cyclic unit.

•

Main Zone – consists of norites grading upwards into gabbronorites. It includes several distinctive mottled anorthosite units towards the base and a distinctive pyroxenite, the Pyroxenite Marker, two thirds of the way up. This marker-unit does not occur in the project area, but is evident in the adjacent BRPM. The middle to upper part of the Main Zone is very resistant to erosion and gives rise to distinctive hills, which are currently being mined for dimension stone (black granite).

•

Upper Zone – the base is defined by the appearance of cumulus magnetite above the Pyroxenite Marker. The Upper Zone is divided into Subzone A at the base; Subzone B, where cumulus iron-rich olivine appears; and Subzone C, where apatite appears as an additional cumulus phase.

Local Geological Setting –Western Bushveld Limb

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The local geology includes the classic layered sequence of the RLS and the footwall rocks of the Transvaal Supergroup. The Merensky Reef is believed to be present within much of this lobe. The position of the Merensky Reef is fairly closely defined by seismic reflectors associated with the cyclic units of the upper Critical Zone.

The sequence of the BIC within the WBJV area is confined to the lower part of the Main Zone (Porphyritic Gabbro Marker) and the Critical Zone (HW5–1 and Bastard Reef to UG1 footwall sequence). The rock sequence thins towards the southwest (subcrop) including the marker horizons with concomitant middling of the economic reefs or total elimination thereof. The UG2 Reef and, more often, the UG1 Reef are not developed in some areas owing to the irregular and elevated palaeo-floor of the Transvaal sediments.

Reefs

The MR is a well developed seam along the central part and towards the north eastern boundary of the Project 1 area. Islands of thin reef and relatively low-level mineralization are present. The better-developed reef package, in which the intensity of chromitite is generally combined with pegmatoidal feldspathic pyroxenite development, occurs as larger island domains along a wide central strip in a north south orientation from subcrop to deeper portions.  The Merensky Reef structure at the Project 3 Area has not been interpreted to date.

The UG2 reef is well developed towards the northeast of the project area, but deteriorates towards the southwest. Within the latter area, the reef is present as a thin discontinuous or disrupted chromitite/pyroxenite layer. It also appears to be disrupted by the shear zone along the footwall alteration zone. Towards the northwest on Frischgewaagd, the reef is generally well developed and occurs as a single prominent chromitite layer varying in thickness from a few centimetres to ~2m.

The thickness of the sequences between the UG2 and MR in the Project 1 and 1A areas increases from ~10m to 80m in a southwest-northeast direction. A similar situation exists in the north of the project area but with the thickness between the reefs ranging from 6m to 25m at depths of 200m below surface. In general, the thickness between the reefs appears to increase in a northeasterly direction, sub-parallel to the strike of the BIC layered lithologies.

Local Structural Model

Floor rocks in the southwestern BIC display increasingly varied degrees of deformation towards the contact with the RLS. Structure within the floor rocks is dominated by the north-northwest trending post-Bushveld Rustenburg Fault. This normal fault with down-throw to the east extends northwards towards the west of the Pilanesberg Alkaline Complex. A second set of smaller faults and joints, striking 70° and dipping very steeply south-southeast or north-northwest, are related to the Rustenburg fault system. These structures were reactivated during the intrusion of the Pilanesberg Alkaline Complex. Dykes associated with this Complex intruded along these faults and joints.

Major structures, which occur within the WBJV area, include the Caldera and Elands faults and Chaneng Dyke and a major north-south trending feature, which can be observed across the entire Pilanesberg Complex. These east-west trending structures dip steeply (between 80° and 90°). The magnetics indicate that the Chaneng Dyke dips steeply to the north. This is consistent with similar structures intersected underground on the neighbouring Bafokeng Rasimone Platinum Mine, which all dip steeply northward.

Two stages of folding have been recognized within the area. The earliest folds are mainly confined to the Magaliesberg Quartzite Formation. The fold axes are parallel to the contact between the RLS and the Magaliesberg Formation. Quartzite xenoliths present close to the contact with the RLS and the sedimentary floor. Examples of folding within the floor rocks are the Boekenhoutfontein, Rietvlei and Olifantsnek anticlines. The folding was initiated by compressional stresses generated by isostatic subsidence of the Transvaal Supergroup during sedimentation and the emplacement of the pre-Bushveld sills. The presence of an undulating contact between the floor rocks and the RLS, and in this instance the resultant formation of large-scale folds, substantiates a second stage of deformation. The fold axes trend at approximately orthogonal angles to the first folding event. Deformation during emplacement of the BIC was largely ductile and led to the formation of basins by sagging and folding of the floor rocks. This exerted a strong influence on the subsequent evolution of the Lower and Critical Zones and associated chromitite layers.

The structural events that influenced the floor rocks played a major role during emplacement of the BIC. There is a distinct thinning of rocks from east to west as the BIC onlaps onto the Transvaal floor rocks, even to the extent that some of the normal stratigraphic units have been eliminated. The Merensky and UG2 isopach decreases from 60m to 2m at outcrop position.

A structural model was developed from data provided by the magnetic survey results and geological logs of drilled cores. At least three generations of faults were identified on the property.

The oldest event appears to be associated with dykes and sills trending at 305 degrees and is of post-BIC age. It appears to be the most prominent, with the largest displacement component of more than 20m. The majority of the faults are normal faults dipping in a westerly direction, decreasing in their dip downwards and displaying typical listric fault system behaviour.

A second phase represented by younger fault features is trending in two directions at 345 degrees and 315 degrees northwards respectively and appears to have consistent down-throws towards the west.

A third phase of deformation may be related to a regional east-west-striking dyke system causing discontinuity on adjacent structures. Several dolerite intrusives, mainly steep-dipping dykes and bedding-parallel sills, were intersected in boreholes. These range in thickness from 0.5–30m and most appear to be of a chilled nature; some are associated with faulted contacts. Evident on the magnetic image is an east-west-trending dyke, which was intersected in borehole WBJV005 and appears to be of Pilanesberg-intrusion age. This dyke has a buffer effect on structural continuity as faulting and earlier stage intrusives are difficult to correlate on either side; and more work is required to understand the mechanics.

Platinum Group Metals Ltd.

2009 Annual Information Form

Platinum Group Metals
Location of the WBJV in the Western Limb of the Bushveld Igneous Compex

Pilanesberg Alkaline Complex
PC
LGS
UZ
MZ
CZ
TS
WBJV
Scale
0
30km

Source 1:250 000 Geological Series

WBJV
Transvaal Supergroup
Sun City

RUSTENBURG LAYERED SUITE:
UPPER ZONE
PYROXENITE MARKER
MAIN ZONE
UPPER CRITICAL ZONE
LOWER CRITICAL ZONE
LOWER ZONE
MARGINAL ZONE
Upper Group
Middle Group
Lower Group
MERENSKY REEF
UG2
UG1
MG4
MG3
MG2
MG1
LG7
LG6 & LG6A
LG5
LEGEND:
Chromitite
Anorthosite
Norite
Pyroxenite

Platinum Group Metals Ltd.

2009 Annual Information Form

Platinum Group Metals
Detailed Stratigraphy of the Western Bushveld Sequence

Unit	Est metres	Litho- unit	Description
MZN (Main Zone) >450m		MZGN4	Gabbro
		MMA2	Mottled / spotted anorthosite sequence
		MZGN3	Gabbro - norite
		PCN	Porphyritic Cluster Gabbro- norite
		MZGN2	Gabbro - norite
		MMA1	Mottled / spotted anorthosite sequence
		MZGN1	Gabbro - norite
		MZGN4–MZGN1	Norite/ Gabbro-norite with occasional alternative fine-grained fpyx layering (often iron replacement inclusions)
BCU (Bastard Cyclic Unit)	20 - 40	HW5	Transgression contact from MZN, med. mottled anorthosite grading into spotted anorthosite (VTAN)
	8 – 10	HW4	Leopard spotted poikan anorthosite towards abrupt contact of HW3
	8 - 10	HW3	Large mottled anorthosite grading down the sequence to medium mottled anorth (GPA).
	4	HW2	Spotted leuco-norite
	6	HW1	Norite grading into fine-grain pyroxenite
	2 - 3	**BR**	**Bastard Reef**: Pyroxenite med to coarse grained (sometimes feldspathic & bronxitite inclined – no chromitite)
MCU (Merensky Cyclic Unit)	3	MID3	Poikan Mottled anorthosite
	6 -7	MID2	Grading from top to bottom med mottled to spotted anorthosite to leuco norite
	0 - 8	MID1	Mela-Norite grading to the base into pyroxenite fine grained
	0.1- 1.5	MPyx	Merensky HW pyroxenite – coarse grained (bottom graded sulphides)
	0.02 – 0.60	**MR**	**Merensky Reef** : At least two facies: 1. Upper & lower Chromitite with internal Felds- peg Pxnt (FPP facies) 2. Upper Chromitite & underlying Feldspathic Pyroxenite (FPP <5cm)
MFCU (Merensky Footwall Cyclic Unit)	3 - 5	FW1	Grading from spotted anorth (FW1A) few cm at top towards leuco- norite (FW1B) towards base (interbanded anorthosite)
	0.1 – 0.3	FW2	*Cyclic unit* (spotted anorthositic norite – to – mottled anorth – to – fine grain Feldsp- pyroxenite.
	2- 5	FW3	Norite (FW3A) grading into Leuco-norite (FW3B) with variable texture (corona texture not always present).
	0.5 - 1	FW4	Small mottled to spotted poikilitic norite (occationally thin <5cm anorthositic layer included) colour pink-white to white
	1 - 3	FW5	Olivien-Leuco-norite with corona texture towards the base
	1 - 8	FW6	Large mottled (poikilitic) anorthosite, pinkish white (sometimes pegmatoidal feldspathic hartzburgite pyroxenite boulder-like inclusions.
	1-6mm	LC	The **Lone Chrome Marker** (1 to 6mm) at bottom of FW6 as abrupt interface between FW6 and FW7
P2CU (Pseudo2 Cyclic Unit)	0.3 - 35	FW7	Upper Leuco-norite (banded/spotted greenish anorthositic) with *corona texture* olivine crystals surrounded by plagioclase growth. Platy Olivine Marker.
	1 -3	FW8	Spotted leuco- olivine norite
	0 – 1.5	FW9	Mottled towards spottled anorthosite
	0.1 - 9	FW10	Hartzburgite – Troctolite (Spotted anorthositic norite)
P1CU (Pseudo1 Cyclic Unit)	3 -11	FW11	Fine spotted leuco-norite
	8 -13	FW12	Large mottled anorthosite
UG2U (UG2 Unit)		UG2L3	Leader chromitite seam variable thickness in pyroxenite, abrupt contacts. Mostly not developed thin seam (5mm to 30mm)
	0.03 -1.2	UG2 HW	Coarse grained feldspathic-pyroxenite
	0.03 – 0.20	UG2L2	Leader chromitite seam variable thickness, abrupt contacts.
	0.10 – 0.25	UG2L1	Leader chromitite seam variable thickness, abrupt contacts.
	0.06 – 0.30	UG2 Pxnt	Separation pyroxenite between Main and Upper Leaders, coarse grained.
	0.05 – 1.9	**UG2 Main**	Massive chromitite seam
UG1CU (UG1 Cyclic Unit)	0 – 0.2	UG2FW	Pegmatoidal pyroxenite mostly Hartzburgitic (FHARB) with some streakiness.
	8 -10	FW13	Leuco-norite with spotted anorthositic phases.
	0.3 – 5	**UG1**	Several chromitite seams (3 to 5) variable thickness (1mm to 0.8m) separated by pyroxenite and norite.
MG4CU	8 - 20	FW16	Mottled anorthositic – upper section grading towards norite and FPYX towards the base.
		BSMT	Horingfelsic contact with Transvaal sediments.

Minxcon

Platinum Group Metals
Regional Stucture

WBJV
Caldera Fault
Elands Fault
Chaneng Dyke
Rustenburg Fault
0 1.5 3 6 9 12
Kilometers
LEGEND
Major Faults
Dykes and Major Magnetic Lineaments
Lineaments observed from LANDSAT Imagery
WBJV Boundary

Minxcon

Exploration

PTM-RSA is the operator of the WBJV and PTM-RSA personnel have conducted or supervised the work described below. Third party contractors are used to conduct specific components of the work, such as drilling contractors or geophysical contractors, for example, but they remain under the direction of PTM-RSA.

Project Area 1

Fieldwork in the form of soil sampling and surface mapping was initially done on the farm Onderstepoort, where various aspects of the lower Critical Zone, intrusive ultramafic bodies and structural features were identified. Efforts were later extended southwards to the farms Frischgewaagd and Elandsfontein.  The above work contributed directly to the economic feasibility of the overall project, directing the main focus in the project area towards delineation of the subcrop position of the actual Merensky and UG2 economic reef horizons.

Geophysical information obtained from Anglo Platinum was very useful during the identification and extrapolation of major structural features as well as the lithological layering of the BIC.

Ground gravity measurements of 120.2 km have been completed on 500 metre line spacing perpendicular to the strike across the deposit, together with 65.5 km of ground magnetic survey. The ground gravity data played a significant role in determining the hinge line where the BIC rocks start thickening down-dip, and this raised the possibility of more economic mineralization. At the same time, the data shows where the Transvaal footwall causes the abutment or onlapping of the BIC rocks. Ground magnetic data helped to highlight faults and dykes as well as to delineate iron replacement ultramafic pegmatoids.

An aeromagnetic survey was flown for Anglo Platinum by Fugro Airborne using a Midas Heli-borne magnetic gradiometer system. A total of 25,324 line kilometres were flown on lines with a direction of 55° (true north) and with a sensor at a nominal elevation of 20 metres. The area covered by the survey was some four times larger than the WBJV area, which was situated in the north western quadrant of the surveyed area. The high resolution survey data was of a very high quality. The aeromagnetic data alone made it possible to delineate magnetic units in the Main Zone, to recognise the strata strike and to identify the dykes and iron-replacements.

Project Area 3

Exploration to date for the Project 3 Area has included geophysical surveys (magnetic, gravity, 3D seismics and aerial magnetic), drilling, assaying and structural interpretation and analysis.  Drilling on the project area has ceased at present, but is planned to be recommenced at a future time.  An initial inferred resource was declared for Project 3 on April 25, 2008 (See press release of same date and below).  Under the terms of a proposed transaction announced September 2, 2008 and described above at “General Development of the Business” the Company is to control 74% of Project 3.  The purpose of future exploration programs will be to test for additional resource ounces and to upgrade known resources into higher levels of confidence and to further assess geological structures in the areas of known resources.

Project Area 3 – Mineral Resource Statement – 100% Basis

MR = Merensky Reef; UG2 = Upper Group No. 2 chromitite seam; PGE=Platinum Group Metals.

The cut-offs for Inferred Mineral Resources have been established by a qualified person after a review of potential operating costs and other factors.

Platinum Group Metals Ltd.

2009 Annual Information Form

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes	Grade 4E (g/t)	Potential Mining Width (m)	Tons PGE (4E)	Moz PGEs (4E)
Project 3 MR	100	4.040	6.26	1.12	25.307	0.814
Project 3 UG2	100	6.129	5.51	1.22	33.781	1.086
Total Inferred	100	10.169	5.81		59.088	1.900

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 3 MR	64%	4.01	27%	1.69	4%	0.25	5%	0.31
Project 3 UG2	62%	3.42	28%	1.54	9%	0.50	1%	0.06

The Qualified Person for the mineral resources reported above is Charles Muller of Minxcon.

Mineralization

Exposures of the BIC located on the western limb include the stratigraphic units of the RLS. The sequence comprises mostly gabbros, norites, anorthosites and pyroxenites. The potential economic horizons in the WBJV Project 1 and 3 Areas are the Merensky Reef and UG2 CL situated in the Critical Zone of the RLS of the BIC; these horizons are known for their continuity. The Merensky Reef in Project Area 1 is the main exploration target; the UG2 CL has lesser economic potential and will be exploited after the Merensky Reef during a later stage of the proposed mine life. The Merensky Reef is generally associated with a 0.1-1.2m-thick pegmatoidal feldspathic pyroxenite unit and is also generally associated with thin chromitite layers on either/both the top and bottom contacts of the reef. The UG2 chromitite layer occurs sequentially below the Merensky Reef and is on average 1.50m thick.

The Merensky and UG2 Reefs are mined at the BRPM adjoining the WBJV property as well as on other contiguous platinum-mine properties. In general, the layered package dips at less than 20 degrees to the northeast and local variations in the reef attitude have been modelled. The Merensky and UG2 reefs, in Project Area 1, dip between 4 and 42 degrees, with an average dip of 14 degrees, and in the Project 3 Area, dip at approximately 10 degrees.

Drilling

The type of drilling being conducted on the WBJV is a diamond-drilling core-recovery technique involving a BQ-size solid core extraction. The drilling is placed on an unbiased 500m x 500m grid and detailed when necessary to a 250m x 250m grid. The grid has been extended for 4.5km along strike to include the whole of the Project 1 and 1A area. To date, 240 boreholes have been drilled by the company on Project Area 1 and 30 boreholes have been drilled on Project 1A. A total of 7 holes have been drilled on RE 4 and Portion 11 of the Farm Frischewaagd within Project 2 area by the WBJV. Additional holes have also been drilled on RE 4 and Portion 11 by project 2 operator Wesizwe, who reports that they have drilled a further 95 boreholes for a total of 74,138 metres on those farm portions.

To the date of the last resource update for Project 3, a total of 24 boreholes were drilled by PTM-RSA on the Project 3 Area.  Three deflections were drilled for boreholes which intersected the Merensky Reef or UG2 CL, and all of these deflections were assayed.

The results of the drilling and the general geological interpretation are digitally captured in SABLE (a commercially available logging software) and in a GIS software package named ARCVIEW. The exact borehole locations, together with the results of the economic evaluation, are plotted on plan. From the geographic location of the holes drilled, regularly spaced sections are drawn by hand and digitised. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

The structural features identified from aeromagnetic data were interpreted in terms of a regional structural model. Major dyke features were easily recognised and these assisted in the compilation of a structural model for the WBJV project area.  Exploration drilling later helped to identify a prominent east-west-trending linear feature as a south dipping dyke. This dyke occurs along the northern boundary of the project area.  A second dyke occurs along the northeastern boundary of the Elandsfontein and Frischewaagd areas.  Other major structural features include potential faults oriented at 345 degrees north in the deep environment of the Frischewaagd south area.

The geometry of the deposit has been clearly defined in the sections drawn through the property. With the exception of three inclined boreholes, all holes were drilled vertically (minus 90 degrees) and the down hole surveys indicate very little deviation. A three-dimensional surface – digital terrain model (DTM) – was created and used in the calculation of the average dip of 14 degrees (10 degrees for Project 3). This dip has been factored into the calculations on which resource estimates are based.

Sampling and Analysis

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Company geologist and transported to the exploration office by Company personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by the Company. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•

Drillers’ depth markers (discrepancies are recorded).

•

Fitment and marking of core pieces.

•

Core losses and core gains.

•

Grinding of core.

•

One-meter-interval markings on core for sample referencing.

•

Re-checking of depth markings for accuracy.

Core logging is done by hand on a Company pro-forma sheet by qualified geologists under supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported by Company contractors.

Sample Method, Location, Number, Type and Size of Sampling

The first step in the sampling of the diamond-drilled core is to mark the core from the distance below collar in 1m units and then for major stratigraphic units. Once the stratigraphic units are identified, the economic units – Merensky Reef and UG2 Chromitite seam – are marked. The top and bottom contacts of the reefs are clearly marked on the core. Thereafter the core is rotated in such a manner that all lineations pertaining to stratification are aligned to produce a representative split. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays. The sample intervals are then marked as a line and a distance from collar.

The sample intervals are typically 15–25cm in length. In areas where no economic zones are expected, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, and this is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line. The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system. The sampling extends for about a metre into the hanging wall and footwall of the economic reefs.

Up to the date of the Updated Feasibility Study, a total of 139,451m has been drilled by PTM-RSA on the Project 1 and 1A area (up to WBJV 241), and altogether 27,202 filed samples have been submitted for assaying along with 1.446 standards and 2,372 blanks.  A total of 25,911m has been drilled by PTM-RSA across Project 3 and altogether 6,062 samples have been submitted for assaying from that project, including 590 standards and 577 blanks.

Drilling Recovery

All reef intersections that are sampled required a 100% core recovery.  If less than 100% is recovered, the drilling company will re-drill, using a wedge to achieve the desired recovery.

Sample Quality and Sample Bias

The sampling methodology accords with the Platinum Group protocol based on industry-accepted best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire economic unit together with hanging wall and footwall sampling. Sampling over-selection and sampling bias is eliminated by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Width of Mineralized Zones - Resource Cuts

The methodology in determining the resource cuts is derived from the core intersections. Generally, the economic reefs are about 60cm thick. For both the Merensky Reef and UG2 Reef, the marker unit is the bottom reef contact, which is a chromite contact of less than a centimetre. The cut is taken from that chromite contact and extended vertically to accommodate most of the metal content. If this should result in a resource cut less than 80cm up from the bottom reef contact, it is extended further to 80cm. If the resource cut is thicker than the proposed 80cm, the last significant reported sample value above 80cm is added to determine the top reef contact.

In the case of the UG2 Reef, the triplets (if and where developed and within 30cm from the top contact) are included in the resource cut.

Sample Preparation, Laboratory Standards and Procedures

When samples are prepared for shipment to the analytical facility the following steps are followed:

•

Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

•

The sample sequences and numbers shipped are recorded both on the chain-of-custody form and on the analytical request form.

•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment).

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of-custody form on site.

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

The laboratories that have been used to date are Anglo American Analytical Laboratories, Genalysis (Perth, Western Australia), ALS Chemex (South Africa), and (currently) Set Point Laboratories (South Africa). Dr. B. Smee, a geochemist and a director of the Company, has accredited Set Point Laboratories.

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106µm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

Samples are analyzed for Pt (ppb), Pd (ppb), Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimize losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilizes in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analyzed for Au and PGM’s by the technique of ICP-OES (inductively coupled plasma–optical emission spectrometry).

Quality Assurance and Quality Control (QA&QC) Procedures and Results

The Company protocols for quality control are as follows:

1.

The project geologist oversees the sampling process.

2.

The core yard manager oversees the core quality control.

3.

The exploration geologists and the sample technicians are responsible for the actual sampling process.

4.

The project geologist oversees the chain of custody.

5.

The internal QP verifies both processes and receives the laboratory data.

6.

The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values.

7.

Together with the project geologist, the resource geologist determines the initial mining cut.

8.

The external auditor verifies the sampling process and signs off on the mining cut.

9.

The second external database auditor verifies the SABLE database and highlights QA&QC failures.

10.

A Company technician runs the QA&QC graphs (standards, blanks and duplicates) and reports anomalies and failures to the internal QP.

11.

The internal QP requests re-assay.

12.

Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory.

Standards

Analytical standards are used to assess the accuracy and possible bias of assay values for Platinum (Pt) and Palladium (Pd). Rhodium (Rh) and Gold (Au) were monitored where data for the standards were available, but standards were not failed on Rh and Au alone.

Assay testing refers to Round Robin programs that comprise collection and preparation of material of varying matrices and grades to provide homogeneous material for developing reference materials (standards) necessary for monitoring assaying. Assay testing is also useful in ensuring that analytical methods are matched to the mineralogical characteristics of the mineralization being explored. Samples are sent to a sufficient number of international testing laboratories to provide enough assay data to statistically determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits.

Tolerance limits are set at two and three standard deviations from the Round Robin mean value of the reference material: a single analytical batch is rejected for accuracy when reference material assays are beyond three standard deviations from the certified mean, and any two consecutive standards within the same batch are rejected on the basis of bias when both reference material assays are beyond two standard deviations limit on the same side of the mean.

Blanks

The insertion of blanks provides an important check on the laboratory practices, especially potential contamination or sample sequence mis-ordering. Blanks consist of a selection of Transvaal Quartzite pieces (devoid of platinum, palladium, copper and nickel mineralization) of a mass similar to that of a normal core sample. The blank being used is always noted to track its behaviour and trace metal content. Typically the first blank is sample 5 in a given sampling sequence.

Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation cutting splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error.

Field duplicates were, however, not used on this project by very significant reason of the assemblage of the core. Firstly, BQ core has an outer diameter of only 36.5mm. Secondly, it is friable and brittle due to the chrome content making it extremely difficult to quarter the core.  It usually ends up in broken pieces and not a solid piece of core.

Due to this problem, the laboratory was asked to regularly assay split pulp samples as a duplicate sample to monitor analytical precision.

Assay Validation

Although samples are assayed with reference materials, an assay validation program is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralization being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The validation program consists of the following:

•

a re-assay program conducted on standards that “failed” the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;

•

ongoing blind pulp duplicate assays at Set Point Laboratory;

•

check assays conducted at an independent assaying facility (Genalysis).

Re-assay

This procedure entailed the following: the failed standard (2) together with standard (1) submitted before and standard (3) submitted after the particular failed standard (2), as well as all submitted field samples (pulps) in between standard (1) and standard (3) were resubmitted for re-assaying.

Sampling Procedures

The QA&QC practice of the Company is a process beginning with the actual placement of the borehole position (on the grid) and continuing through to the decision for the 3D economic intersection to be included in (passed into) the database. The values are also confirmed, as well as the correctness of correlation of reef/resource cut so that populations used in the geostatistical modeling are not mixed; this makes for a high degree of reliability in estimates of resources/reserves.

Quality control measures and data verification

All scientific information is manually captured and digitally recorded. The information derived from the core logging is manually recorded on A4-size logging sheets. After being captured manually, the data is electronically captured in a digital logging program (SABLE). For this exercise, the program has very specific requirements and standards. Should the entered data not be in the set format the information is rejected. This is the first stage of the verification process.

After the information is transferred into SABLE, the same information is transferred into a modelling package (DATAMINE). Modelling packages are rigorous in their rejection of conflicting data, e.g. the input is aborted if there are any overlaps in distances or inconsistencies in stratigraphic or economic horizon nomenclature. This is the second stage of verification.

Once these stages of digital data verification are complete, a third stage is generated in the form of section construction and continuity through DATAMINE. The lateral continuity and the packages of hanging wall and footwall stratigraphic units must align or be in a format consistent with the general geometry. If this is not the case, the information is again aborted.

The final stage of verification is of a geostatistical nature, where population distributions, variance and spatial relationships are considered. Anomalies in grade, thickness, and isopach or isocon trends are noted and questioned. Should inconsistencies and varying trends be un-explainable, the base data is again interrogated, and the process is repeated until a suitable explanation is obtained.

Security of Samples

Samples are not removed from secured storage location without completion of a chain-of-custody document; this forms part of a continuous tracking system for the movement of the samples and persons responsible for their security. Ultimate responsibility for the secure and timely delivery of the samples to the chosen analytical facility rests with the project geologist and samples are not transported in any manner without the project geologist’s permission.

During the process of transportation between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the supervising and project geologist to ensure secure transportation of the samples to the analytical facility. The original chain-of-custody document always accompanies the samples to their final destination.

The supervising geologist ensures that the analytical facility is aware of the Company standards and requirements. It is the responsibility of the analytical facility to inspect for evidence of possible contamination of, or tampering with, the shipment received from the Company. A photocopy of the chain-of-custody document, signed and dated by an official of the analytical facility, is faxed to the Company’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to the Company along with the signed analytical certificate(s).

The analytical facility’s instructions are that if they suspect the sample shipment has been tampered with, they will immediately contact the supervising geologist, who will arrange for someone in the employment of the Company to examine the sample shipment and confirm its integrity prior to the start of the analytical process.

If, upon inspection, the supervising geologist has any concerns whatsoever that the sample shipment may have been tampered with or otherwise compromised, the responsible geologist will immediately notify the Company management in writing and will decide, with the input of management, how to proceed. In most cases analysis may still be completed although the data must be treated, until proven otherwise, as suspect and unsuitable as a basis for a news release until additional sampling, quality control checks and examination prove their validity.

Should there be evidence or suspicions of tampering or contamination of the sampling, the Company will immediately undertake a security review of the entire operating procedure. The investigation will be conducted by an independent third party, whose report is to be delivered directly and solely to the directors of the Company, for their consideration and drafting of an action plan. All in-country exploration activities will be suspended until this review is complete and the findings have been conveyed to the directors of the company and acted upon.

Platinum Group Metals Ltd.

2009 Annual Information Form

WBJV Project 1 – Mineral Resource and Mineral Reserve Estimates

Mineral Resources – (MR- Merensky Reef; UG2- Upper Group 2 Reef).

The Mineral Resources reported in the Updated Feasibility Study had not been previously disclosed. This updated Resource is based on the additional drilling done in Project 1 & 1A areas. The revised resource estimation indicates that measured and indicated resources have increased as a result of further drilling in the Project 1 & 1A areas. These upgraded ounces have not yet been included in the mineable Reserves of the Updated Feasibility mine plan. The Resource update was done to conform to a minimum 80cm resource cut which is in line with that used by producing mines in the area. Sampling practice, bore hole data, other factors and quality control and assurance are as reported previously. The Resources are estimated by kriging of approximately 231 boreholes plus deflections and are reported under SAMREC. The categories are the same as CIM categories. Quality controls include chain of custody, insertion of blanks and duplicates and check assays as previously disclosed.

The Independent Qualified Person for the Mineral Resources is Charles Muller of Minxcon.

Note the Company’s 74% interest in the following reserves and resources is subject to the completion of the transaction announced on September 2, 2008 and which is described above at Item 2 a) “Results of Operations” and elsewhere in this document.

WBJV Project 1 – 100% Basis

Measured Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	6.603	8.38	1.33	55.333	1.779
Project 1 UG2	300	7.464	4.26	1.34	31.797	1.022
Total Measured	300	14.067	6.19	1.34	87.130	2.801

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.36	27%	2.26	4%	0.34	5%	0.42
Project 1 UG2	63%	2.68	26%	1.11	10%	0.43	1%	0.04

Indicated Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 & 1A MR	300	11.183	7.25	1.24	81.077	2.607
Project 1 & 1A UG2	300	19.209	4.46	1.39	85.672	2.754
Total Indicated	300	30.392	5.49	1.34	166.749	5.361

Platinum Group Metals Ltd.

2009 Annual Information Form

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 & 1A MR	64%	4.64	27%	1.96	4%	0.29	5%	0.36
Project 1 & 1A UG2	63%	2.81	26%	1.16	10%	0.45	1%	0.04

Inferred Mineral Resource (4E)	Cut-off (cm.g/t)	Million Tonnes (Mt)	Grade 4E (g/t)	Mining Width (m)	Tonnes PGE (4E)	Moz PGE’s (4E)
Project 1 MR	300	0.154	8.96	1.06	1.380	0.044
Project 1 UG2	300	0.022	3.91	0.83	0.086	0.003
Total Inferred	300	0.176	8.33	1.03	1.466	0.047

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 MR	64%	5.73	27%	2.42	4%	0.36	5%	0.45
Project 1 UG2	63%	2.46	26%	1.02	10%	0.39	1%	0.04

Mineral Reserves – derived from the Measured & Indicated Resources and not in addition to them.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. “Resources” are not “Reserves” and so do not have demonstrated economic viability. U.S. investors are urged to consider closely the disclosure in our U.S. regulatory filings, File No. 001-33562, which may be secured from us, or from the SEC’s website at:  http://sec.gov

A Probable Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured Resource, demonstrated by at least a Pre-Feasibility Study including adequate information on mining, processing, metallurgy, and economic and other factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Proven Reserve is the economically mineable part of a Measured Resource demonstrated by the same level and factors as above.  A Proven Mineral Reserve implies that there is a high degree of confidence.

The current Mineral Reserve used for mine planning purposes has not yet taken the updated Resource into account.

The 7.35% Mineral Reserve tonnage increase has been achieved by an optimised extraction ratio on the UG2. The conversion to Mineral Reserves was undertaken at 3.5g/t stope cut-off grade.  Each stope has been fully diluted for mine modeling purposes by way of planned dilution and additional dilution for all aspects of the mining process. The estimated resulting grade to the mill is 1% higher on the Merensky Reef and the same on the UG2 contrasted from the July 2008 Feasibility Study estimate of mill head grade. The Inferred Resources are outside and in addition to the reserves.

The Independent Qualified Person for the Statement of Reserves is Tim Spindler.

Reserves – 100% Basis
Merensky				UG2
Tonnes (000)	4E	Content 4E		Tonnes (000)	4E	Content 4E
t	g/t	Tonne	Moz	t	g/t	tonnes	Moz
Merensky Proven				UG2 Proven
6,678	5.61	37.478	1.205	5,086	3.37	17.126	0.55
Merensky Probable				UG2 Probable
11,333	5.44	61.677	1.98	8,449	3.41	28.831	0.927
Total Merensky Mineral Reserves				Total UG2 Mineral Reserves
18,011	5.51	99.155	3.188	13,535	3.40	45.957	1.478

Prill Splits	Pt	Pt (g/t)	Pd	Pd (g/t)	Rh	Rh (g/t)	Au	Au (g/t)
Project 1 & 1A MR	64%	3.52	27%	1.49	4%	0.22	5%	0.28
Project 1 & 1A UG2	63%	2.15	26%	0.88	10%	0.34	1%	0.03

The prill splits as shown above are the same percentages as for the earlier reported Measured and Indicated Resources. These prill split grams per tonne are provided to satisfy the requirements of the BCSC and are not in compliance with SAMREC best practice. The splits have a lower confidence level when compared to the 4E grades.  The reserves are stated with certain risk factors including, but not limited to, mining project risks as highlighted in the “Risks and Opportunities” section as well in the disclosure statement.

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. There are further Inferred Resources in the Project 1 area which may represent additional production potential. The lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent producing Bafokeng Rasimone Platinum Mine. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef will be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm.

At the recommended mining rate and modifying factors the mine plan generates approximately 234,000 – 300,000 4E in concentrate per year, of which approximately 160,000 ounces are platinum.  Full steady state ounce production occurs for 9 years from the Merensky Reef horizon with a 22 year planned mine life.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a controlled blended feed. The Merensky Reef is the target of initial mining because of its higher 4E grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. No additional metallurgical test work has been undertaken during the Updated Feasibility Study.

The mine infrastructure in the capital cost estimates includes the entire required surface infrastructure for a stand alone mine including water, power, underground access and ventilation to establish full production.

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the Qualified Person believes deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has a 60 day right of first refusal to purchase all of the ore or concentrate produced by the WBJV on commercial terms. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Updated Feasibility Study production profile.

Financial Details

The results of the Updated Feasibility Study show a strong Internal Rate of Return “IRR” (pre-tax) for the Base Case of 23.54%.  The Base Case is modeled using 3 year trailing metal prices including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate.  Using recent metal prices to September 2009, including US$1,295 per ounce platinum, the IRR for the project (pre-tax) is 15.63%. The model does not include escalation due to inflation of costs or metal prices.

Average life-of-mine cash operating costs to produce concentrate is now estimated at R525 per tonne (US$65.63) of ore or R4,208 (US$526) per 4E ounce on a life of mine basis.  Operating costs and underground development costs have increased from those in the July 2008 Feasibility Study as a result primarily of mining related cost including labour increases.  The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices) and US$1,025 (recent prices). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices) and US$1,068 (recent prices).  The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with 9 years at a steady state of production of 234,000 to 300,000 ounces per year. The capital cost for the mine and concentrator complex are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding.  The life of mine capital cost estimate has been reduced from that in the July 2008 Feasibility Study by US$89m as a result of change in design to use mostly grid power rather than self generated power and improvements in mine design.

The following tables set out the key details of the Updated Independent Feasibility Study:

METAL PRICES & EXCHANGE RATE		Case A 3 Year Trailing Prices	Case B Recent Prices

Platinum	(US$/oz)	1,343	1,295
Palladium	(US$/oz)	322	296
Rhodium	(US$/oz)	4,951	1,650
Gold	(US$/oz)	807	997
Copper	(US$/tonne)	6,428	6,250
Nickel	(US$/tonne)	25,529	18,000
Rand/US$		8.00	8.00

FINANCIAL PARAMETERS AND INDICATORS at R8.00
Basket Prices 4E Pt, Pd, Rh, Au	R/kg Case A	US$/oz Case A	R/kg Case B	US$/oz Case B
Basket Price Merensky Reef	304,751	1,185	263,526	1,025
Basket Price UG2 Reef	368,571	1,433	274,639	1,068

Platinum Group Metals Ltd.

2009 Annual Information Form

Smelter and Refinery Discount	Smelter Discount	US$/oz Case A	US$/oz Case B
Reduction in Basket Price MR	15.16%	$180	$155
Reduction in Basket Price UG2	15.16%	$217	$162
Received Basket Price for MR	15.16%	$1,005	$869
Received Basket Price for UG2	15.16%	$1,216	$906

TAXES
Government Royalty Payment: PGM	(% of Revenue)	3%
Government Royalty Payment: Base Metals	(% of Revenue)	2%
Company Tax	(% of Profit)	28%
Secondary Tax on Companies (STC)	(% of profit)	10%

EVALUATION (NET PRESENT VALUE)		NPV 5% Discount	NPV 10% Discount
3 Year Trailing Price (Case A)	R (Million)	7,848	3,804
(Pre-tax)	US$ (Million)	981	475
	IRR		23.54%

3 Year Trailing Price (Case A)	R (Million)	4,660	2,031
(Post Tax)	US$ (Million)	582	254
	IRR		18.94%

Recent Prices (Case B)	R (Million)	3,671	1,330
(Pre-tax)	US$ (Million)	459	166
	IRR		15.63%

Recent Prices (Case B)	R (Million)	2,016	425
(Post Tax)	US$ (Million)	252	53
	IRR		12.15%

Platinum Group Metals Ltd.

2009 Annual Information Form

CAPITAL COST	Rand	US$
Peak funding Case A	3,545,237,000	443,125,000
Peak funding Case B	3,727,106,000	465,888,000
Total Life of Mine Capital Costs	4,760,280,000	595,035,000

WORKING COSTS EXCLUDING SMELTER DISCOUNT	US$/4E oz	R / tonne milled
Cost during ramp up including power generation	$543	R717
Cost at steady state grid power post 2013	$521	R491
Life of Mine Average	$526	R525

Sensitivity Three Year Trailing Metals Prices

PRE-TAX
Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price	-20%	0%	20%
IRR (pre-tax)	14.5%	23.5%	31.2%
NPV (5% Discount) R(M)	3,494	7,848	12,202
US$ (M)	437	981	1,525
Opex	-20%	0%	20%
IRR (after tax)	27.5%	23.5%	19.4%
NPV (5% Discount) R (M)	9,835	7,848	5,861
US$ (M)	1,229	981	733
Capex	-20%	0%	20%
IRR (after tax)	28.4%	23.5%	19.9%
NPV (5% Discount) R (M)	8,635	7,848	7,061
US$ (M)	1,079	981	883

Platinum Group Metals Ltd.

2009 Annual Information Form

POST-TAX
Parameter	Change in Parameter	Change in Parameter	Change in Parameter
PGM Basket Price	-20%	0%	20%
IRR (post-tax)	11.3%	18.9%	25.3%
NPV (5% Discount) R (M)	1,892	4,660	7,393
US$ (M)	236	583	924
Opex	-20%	0%	20%
IRR (post-tax)	22.3%	18.9%	15.4%
NPV (5% Discount) R (M)	5,917	4,660	3,393
US$ (M)	740	583	424
Capex	-20%	0%	20%
IRR (post-tax)	23.0%	18.9%	15.9%
NPV (5% Discount) R (M)	5,202	4,660	4,111
US$ (M)	650	583	514

Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan development have been constructive and positive. The mine capital development plan includes a significant investment in training through the life of mine, allocated to a social and labour plan to ensure maximum value from the project for all stakeholders including local residents. Based on interaction with the community, a skills and needs assessment, and our training plans the project is planning for 2,700 jobs with a target of at least 30% from the local communities. The WBJV is committed to a strong community involvement in the project particularly as Wesizwe Platinum is a 26% partner in the project and their largest shareholder is one of the communities near the mine. The mine’s financial estimates include an accumulated charge per tonne to create a fund for eventual closure of the mine projected in 2031.

Dividends

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of common shares without par value, of which 92,848,667 common shares were issued and outstanding as at November 27, 2009. All of the issued common shares are fully paid. The Company does not own any of its common shares.

Shareholders are entitled to one vote for each share on all matters to be voted on by the shareholders. Each common share is equal to every other common share and all common shares participate equally on liquidation, dissolution or winding up of our company, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs after we have paid out our liabilities. The shareholders are entitled to vote for each share held and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of our company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) (the “BCA”).

Market for Securities

Trading Price and Volume

The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “PTM” and on the NYSE AMEX under the symbol “PLG”.

The following tables provide information as to the high, low trading prices of the Company’s shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Toronto Stock Exchange - PTM
Month	High	Low	Volume
September, 2008	3.00	1.04	2,352,000
October, 2008	1.50	0.71	1,898,400
November, 2008	1.75	0.87	1,046,200
December, 2008	1.86	1.35	1,787,600
January, 2009	2.86	1.70	1,930,100
February, 2009	2.43	1.40	1,396,900
March, 2009	1.79	1.30	1,034,900
April, 2009	1.62	1.37	1,034,900
May, 2009	1.74	1.20	2,145,900
June, 2009	1.44	0.95	3,836,400
July, 2009	1.25	0.90	3,787,800
August, 2009	1.32	1.13	1,914,900

Platinum Group Metals Ltd.

2009 Annual Information Form

NYSE AMEX – PLG
Month	High	Low	Volume
September, 2008	2.85	1.09	1,453,500
October, 2008	1.40	0.60	1,534,300
November, 2008	1.45	0.70	1,809,600
December, 2008	1.69	1.08	2,218,800
January, 2009	2.43	1.31	2,324,300
February, 2009	1.95	1.10	2,415,200
March, 2009	1.50	1.01	1,510,000
April, 2009	1.47	1.11	1,109,500
May, 2009	1.60	1.18	1,018,600
June, 2009	1.36	0.99	2,352,300
July, 2009	1.11	0.79	1,708,200
August, 2009	1.24	1.03	1,782,700

Prior Sales

None

Escrowed Securities

There are no securities of the Company held in escrow.

Directors and Officers

Name & Position	Principal Occupation or Employment	Director since
R. MICHAEL JONES President, CEO and Director British Columbia, Canada	Professional Geological Engineer President and Chief Executive Officer of the Company and a predecessor company from 2000 to present.	February 18, 2002
FRANK R. HALLAM(3) CFO, Secretary and Director British Columbia, Canada	Chartered Accountant Chief Financial Officer of the Company and the founder of a predecessor company from 1983 to present.	February 18, 2002
BARRY SMEE (1)(2)(3) Director British Columbia, Canada	Geologist and Geochemist President of Smee & Associates, a private consulting, geological and geochemistry company, since 1990.	February 18, 2002
IAIN McLEAN (1)(2)(3) Director and Corp. Consultant to Co. British Columbia, Canada

General Management Consultant. Former CEO of Municipal Software Corporation of Canada, a software development company based in Victoria BC. Former Vice President and General Manager of Total Care Technologies, a division of Ad Opt Technologies Inc, a medical software development company.

February 18, 2002
ERIC CARLSON (1) (2) Director British Columbia, Canada

Chartered Accountant

President and Chief Executive Officer of Anthem Properties Corp., an investment group specializing in the acquisition and management of residential and office properties in Canada and the United States, since July 1994.

February 18, 2002
PETER BUSSE COO British Columbia, Canada

Professional Mining Engineer

Chief Operating Officer of the Company since October 2007. Former GM Procon Group, a contract mining development company, 2006 to 2007. Former Mine Manager, Placer Dome, Campbell Mine, 2002 to 2006.

N/A

Notes:

(1)

Member of the Audit Committee

(2)

Member of Compensation Committee

(3)

Member of Governance and Nominating Committee

As of November 27, 2009, directors and officers of the Company own or control approximately 2,724,625 common shares of the Company representing approximately 2.93% of its issued and outstanding shares.

The term of office for each director of the Company expires at the annual general meeting of shareholders where they can be nominated for re-election.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or during the ten years preceding the date of this Annual Information Form has been, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(c)

is, or during the ten years preceding the date of this Annual Information Form has been, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(d)

has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities to affect materially control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. The directors and officers of the Company are not aware of any such conflicts of interests.

Code of Ethics

The Company has adopted a Code of Business Conduct (the “Code”) that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, disclosure in reports and documents filed with, or submitted to, the SEC, reporting of violations of the Code and accountability for adherence to the Code. A copy of the Code is posted on the Company’s website, at www.platinumgroupmetals.net.

Committees of the Board of Directors

Audit Committee

The Audit Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the Company’s external auditors.  See Audit Committee Charter attached herein as Schedule “A”.

Audit Committee Composition and Background

The Audit Committee is comprised of Eric Carlson (Chairman), Iain McLean and Barry Smee. All three members of the Audit Committee are independent and financially literate, meaning they are able to read and understand the Company’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Eric H. Carlson, B.Comm, Chartered Accountant - Mr. Carlson has over 20 years of real estate investment, development and management experience and he has been the President of Anthem Properties Corp. since July 1994. Anthem is an investment group that specializes in the acquisition and management of Class B retail, multi family residential and office properties in high growth markets in Canada and the USA.

Iain D. C. McLean, B.Sc.Eng (ARSM), M.B.A., MIMM. C. Eng. - Experience as senior executive in several public companies managing operations, listings, capital raising, etc. Also has experience in underground mining operations in the UK and South Africa.

Dr. Barry W. Smee, Ph.D., P.Geo - Professional Geologist/Geochemist with 36 years in mineral exploration as quality control and laboratory audit expert.

The Board of Directors has determined that each of Mr. McLean and Mr. Carlson is an audit committee financial expert within the meaning of the regulations promulgated by the SEC and is independent within the meaning of the NYSE-AMEX Company Guide. Mr. McLean has an M.B.A. from Harvard Business School and a B.Sc (Eng.) in Mining from the Imperial College of Science and Technology (London, England). In addition to his education, Mr. McLean has gained relevant experience acting as the Chief Operating Officer of several private technology companies since 1995 and as the Vice President of Operations at Ballard Power Systems from 1993 to 1995.  Mr. Carlson is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of British Columbia.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions set out in Sections 2.4, 3.2, 3.4 or 3.5 of National Instrument 52-110 Audit Committees (“NI 52-110”), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures

The Company’s audit committee is authorized to review the performance of the Company’s independent auditors and pre-approves all audit and non-audit services to be provided to the Company by its independent auditor. Prior to granting any pre-approval, the audit committee must be satisfied that the performance of the services in question is not prohibited by applicable securities laws and will not compromise the independence of the independent auditor. All non-audit services performed by the Company’s auditor for the fiscal year ended August 31, 2009 and August 31, 2008 have been pre-approved by the audit committee.

Independent Auditor’s Fees

The aggregate fees billed by the Company’s current independent auditor, PricewaterhouseCoopers LLP.

	Year ended August 31, 2009	Year ended August 31, 2008
Audit Fees	$210,000	$213,000
Audit-Related Fees(1)	$57,680	$45,000
Tax Fees(2)	$66,564	$10,000
All Other Fees(3)	$56,500	$38,000
Total	$390,744	$306,000

  Notes:

(1)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, which are not included under the heading “Audit Fees”.

(2)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning, and restructuring advice.

(3)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

Legal Proceedings and Regulatory Actions

There are no pending or material proceedings to which our company is or is likely to be a party or of which any of our properties is or is likely to be the subject.

Interest of Management and Others in Material Transactions

No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this Annual Information Form that has materially affected or will materially affect the Company.

Transfer Agents and Registrars

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.

3rd floor – 510 Burrard Street

Vancouver, British Columbia

Canada  V6C 3B9

Material Contracts

There are no contracts of the Company other than contracts entered into in the ordinary course of business of the Company and the Western Bushveld Joint Venture Agreement (See “General Development of the Company”), that are material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company and which are still in effect.

Interests of Experts

Charles J. Muller, Minxcon (Pty) Ltd., Gordon I. Cunningham, Timothy Spindler, Turnberry Projects (Pty) Ltd., Byron Stewart, Wardrop Engineering Inc., David Gray, Snowdon Mining Industry Consultants Inc., Adam Miethke, Ken Lomberg and Coffey Mining (South Africa) (Pty) Ltd. have been named as having prepared reports described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year.

None of the aforementioned firms or persons held any securities or property of the Company or any associate or affiliate of the Company when they prepared the reports referred to above or following the preparation of such reports nor did they receive any direct or indirect interest in any securities or other property of the Company or any associate or affiliate of the Company in connection with the preparation of the reports (other than compensation in cash for their services).

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have issued an independent auditors’ report dated November 23, 2009 in respect of the Company’s consolidated financial statements as at August 31, 2009 and for the year ended August 31, 2009 and the Company’s internal control over financial reporting as at August 31, 2009. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the rules of the US Securities and Exchange Commission.

Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase Company shares and certain other matters, is contained in the Company’s Management Information Circular for the Annual General Meeting of shareholders to be held on January 12, 2010. The Circular will be made available on SEDAR concurrent with the delivery of the document to the Company’s shareholders.

Additional financial information is provided in the Company’s 2009 Annual Report containing the Management’s Discussion and Analysis and the Consolidated Financial Statements for the year ended August 31, 2009.

Copies of the above may be obtained, when available, on the Company’s website www.platinumgroupmetals.net; on the SEDAR website at www.sedar.com; or by calling the Company’s investor relations personnel at 604-899-5450.

Platinum Group Metals Ltd.

2009 Annual Information Form

Schedule “A”

PLATINUM GROUP METALS LTD.

(the “Corporation”)

AUDIT COMMITTEE CHARTER

1.

General

The Board of Directors of the Corporation (the “Board”) has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation’s process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation’s business, operations and risks.

The Corporation’s independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation’s shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation’s independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.

2.

Members

The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the American Stock Exchange, unless otherwise exempt from such requirements.

None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.

All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.

Duties

The Committee will have the following duties:

•

Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

•

Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

•

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.

•

Review any legal matters which could significantly impact the financial statements as reported on by the Corporation’s counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•

Review the Corporation’s annual and quarterly financial statements, including Management’s Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

•

Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•

Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

•

Review audit issues related to the Corporation’s material associated and affiliated companies that may have a significant impact on the Corporation’s equity investment.

•

Meet with management and the external auditors to review the annual financial statements and the results of the audit.

•

Evaluate the fairness of the interim financial statements and related disclosures including the associated Management’s Discussion and Analysis, and obtain explanations from management on whether:

o

actual financial results for the interim period varied significantly from budgeted or projected results;

o

generally accepted accounting principles have been consistently applied;

o

there are any actual or proposed changes in accounting or financial reporting practices; or

o

there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.

•

Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.

•

Recommend to the Board an external auditor to be nominated for appointment by the Corporation’s shareholders.  Subject to the appointment of the Corporation’s external auditor by the Corporation’s shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation’s external auditor shall report directly to the Committee.

•

Review with the Corporation’s management, on a regular basis, the performance of the external auditors, the terms of the external auditor’s engagement, accountability and experience.

•

Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.

•

Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

o

insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

o

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and

o

as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•

Ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than the public disclosure contained in the Corporation’s financial statements, Management’s Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

•

Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

•

Establish a procedure for:

o

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

o

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

•

Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.

•

Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

•

Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

•

Review and oversee all related party transactions.

•

Perform other functions as requested by the Board.

•

If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

•

Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.

•

With regard to the Corporation’s internal control procedures, the Committee is responsible to:

o

review the appropriateness and effectiveness of the Corporation’s policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

o

review compliance under the Corporation’s business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

o

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

•

periodically review the Corporation’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

•

Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

1.

Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair’s absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.

2.

Meetings

The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.

The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.

3.

Quorum

A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.

4.

Removal and Vacancy

A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee’s powers.

5.

Authority

The Committee may:

•

engage independent counsel and other advisors as it determines necessary to carry out its duties.

•

set and pay the compensation for any advisors employed by the Committee; and

•

communicate directly with the internal and external auditors.

The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.

1.

Secretary and Minutes

The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

2.

Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Platinum Group Metals Ltd.

2009 Annual Information Form

Schedule “B”

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

“AEM” is an abbreviation for airborne electromagnetic.

"Ag" refers to silver.

“anomalous” refers to a sample or location that either (i) the concentration of an element(s) or (ii) geophysical measurement is significantly different from the average background values in the area.

“anomaly” refers to the geographical area corresponding to anomalous geochemical or geophysical values.

“anorthosite” is a rock comprised of largely feldspar minerals and minor mafic iron-magnesium minerals.

"As" refers to arsenic.

“assay” is an analysis to determine the quantity of one or more elemental components.

"Au" refers to gold.

“BIC” is an abbreviation for the Bushveld Igneous Complex in South Africa, the source of most of the world’s platinum and is a significant producer of palladium and other platinum group metals (PGM’s) as well as chrome.

“breccia” is a rock type with angular fragments of one composition surrounded by rock of another composition or texture.

"bulk placer sampling" (in the context of placer properties) refers to the process of obtaining individual gravel samples in the order of 5 to 15 cubic yards using an excavating machine and running the samples through a concentrating device to measure the placer gold content per cubic yard.

“chalcopyrite” is a copper sulfide mineral.

“channel sample” is a surface sample which has been collected by continuous sampling across a measured interval, and is considered to be representative of the area sampled.

“chargeability” is a measure of electrical capacitance of a rock that may indicate the presence of disseminated sulfide minerals but not all chargeability features are caused by such sulfides.

"cm" refers to centimetres.

“crosscut” is a mine working, which is driven horizontally and at right angles to an adit, drift or level.

"Cu" refers to copper.

“deposit” is a mineralized body, which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

“diamond drill” is a type of rotary drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face. The drill cuts a core of rock that is covered in long cylindrical sections, an inch or more in diameter.

“early-stage exploration property” refers to a property that has been subjected to a limited amount of physical testing and systematic exploration work with no known extensive zone of mineralization.

“EM” is an abbreviation for electromagnetic.

“exploration stage” refers to the stage where a company is engaged in the search for minerals deposits (reserves), which are not in either the development or production stage.

“fault” is a fracture in a rock across which there has been displacement.

“fracture” is a break in a rock, usually along flat surfaces.

“gabbro” is an intrusive rock comprised of a mixture of mafic minerals and feldspars.

“gossanous” refers to a rock outcrop that is strongly stained by iron oxides.

“grab sample” is a sample of selected rock chips collected from within a restricted area of interest.

“grade” is the concentration of an ore metal in a rock sample, given either as weight percent for base metals (i.e., Cu, Zn, Pb) or in grams per tonne (g/t) or ounces per short ton (oz/t) for precious or platinum group metals.

"g/t" refers to grams per tonne.

“highly anomalous” is an anomaly, which is in approximately the 90th percentile of the sample or measurement population.

"ICP" refers to inductively coupled plasma, a laboratory technique used for the quantitative analysis of samples (soil, rock, etc.) taken during field exploration programs.

“indicated mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

“inferred mineral resource” is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

“intrusive” is a rock mass formed below earth’s surface from molten magma, which was intruded into a pre-existing rock mass and cooled to solid.

"IP survey" refers to induced polarization survey, a geophysical method of exploring an area in which physical properties relating to geology are used.

“kriging” is the numerical modelling by applying statistics to resource calculations (or other earth sciences problems). The method recognizes that samples are not independent and that spatial continuity between samples exists.

"lode mining" refers to mining in solid rock.

“mafic” is a rock type consisting of predominantly iron and magnesium silicate minerals with little quartz or feldspar minerals.

“magmatic” means pertaining to magma, a naturally occurring silicate melt, which may contain suspended silicate crystals, dissolved gases, or both; magmatic processes are at work under the earth’s crust.

“measured mineral resource” is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

“mid-stage exploration property” is one hosting a known zone of mineralization, which has been subjected to a limited amount of physical testing and systematic exploration work.

“mineralization” refers to minerals of value occurring in rocks.

“mineral reserve” is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when material is mined.

“mineral resource” is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

"Mo" refers to molybdenum, a hard, silver-white metal.

“National Instrument 43-101” NI 43-101 entitled “Standards if Disclosure for Mineral Projects” sets out Canadian securities reporting guidelines for mining companies.

“Ni” is an abbreviation for nickel.

“outcrop” refers to an exposure of rock at the earth’s surface.

“overburden” is any material covering or obscuring rocks from view.

"Pd" refers to palladium.

"PGM" refers to platinum group metals, i.e. platinum, palladium, rhodium and gold.

"PGE" refers to mineralization containing platinum group elements, i.e. platinum, palladium, rhodium and gold.

"placer mining" is the mining of unconsolidated material, which overlies solid rock (bedrock).

“ppb” refers to parts per billion.

"ppm" refers to parts per million.

“probable mineral reserve” is the economically mineable part of an indicated, and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

“proven mineral reserve” is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified

"Pt” refers to platinum.

“pyrite” is an iron sulfide mineral.

“pyroxenite” refers to a relatively uncommon dark-coloured rock consisting chiefly of pyroxene; pyroxene is a type of rock containing sodium, calcium, magnesium, iron, titanium and aluminum combined with oxygen.

“quartz” is a common rock-forming mineral (SiO2).

"Rh" refers to rhodium, a platinum metal.  Rhodium shares some of the notable properties of platinum, including its resistance to corrosion, its hardness and ductility. Wherever there is platinum in the earth, there is rhodium as well. In fact, most rhodium is extracted from a sludge that remains after platinum is removed from the ore. A high percentage of rhodium is also found in certain nickel deposits in Canada.

“room and pillar mining” is a method of mining flat-lying ore deposits in which the mined-out areas, or rooms, are separated by pillars of approximately the same size.

“stope” is an underground excavation from which ore has been extracted.

“tailings” is the material that remains after all metals considered economic have been removed from ore during milling.

“ultramafic” refers to types of rock containing relatively high proportions of the heavier elements such as magnesium, iron, calcium and sodium; these rocks are usually dark in colour and have relatively high specific gravities.

“VLF” means very low frequency.